

McDONALD'S CORPORATION

2018 NOTICE OF
ANNUAL SHAREHOLDERS' MEETING
AND PROXY STATEMENT

A LETTER FROM THE CHAIRMAN OF THE BOARD

Dear Fellow McDonald's Shareholders,

At McDonald's, we are committed to growing our business today and serving our customers for generations to come. With our global scale and powerful System of franchisees, suppliers and employees, few can match McDonald's in our ability to drive positive change in our industry and the world. But, at a time when the world is grappling with complex environmental and societal challenges, we recognize that it's not enough to simply run a good business. Companies like ours have the capability to do more. We have embedded key initiatives into our strategy that will strengthen trust in our Brand over the long term. As one of the world's largest restaurant companies, we also have a unique opportunity to address some of the most pressing social and environmental challenges in the world. And it's at the heart of our values of responsible leadership. We embrace this opportunity to use our scale as a force for good in the world.

It's an exciting time at McDonald's and I am pleased to update you on the Company's progress.

Velocity Growth Plan. McDonald's strategic plan focuses on a long-term outlook to deliver meaningful growth and increase guest counts, a reliable measure of the Company's strength that is vital to growing sales and shareholder value. We are targeting opportunities at the core of McDonald's — food, value and the customer experience. The Velocity Growth Plan has aligned the McDonald's System, and we made substantial progress in 2017:

- Guest counts grew by 1.9%, with all business segments reporting positive results, marking the first full year of positive comparable guest count growth since 2012;
- Comparable sales increased by 5.3%, McDonald's best comparable sales performance in six years;
- Systemwide sales increased 7% in constant currencies; and
- Diluted earnings per share of $6.37 increased 17%.

The Company also made significant advances with the refranchising strategy, culminating in our largest refranchising transaction in 2017 with the sale of our businesses in China and Hong Kong. We reached our refranchising target of 4,000 restaurants more than a year ahead of schedule. We are also on track to return about $24 billion to shareholders over a three-year period ending in 2019.

Our CEO, Steve Easterbrook, has re-vitalized McDonald's. He continues to lead a cultural transformation — one that is customer obsessed, working together to make a difference for our business, our people and our communities, and aspiring to be a leading, world-class organization. Steve and his management team are passionate about McDonald's, well-positioned to build on the success of 2017 and importantly, not satisfied. On behalf of the Board of Directors, I state with confidence that Steve is the right leader for McDonald's.

Active Oversight of Company Strategy. The Company's Board of Directors is comprised of a diverse group of committed and highly qualified individuals who care deeply about McDonald's, and have skills and expertise that are aligned with the Company's strategy. More than one-third of the Directors joined the Board within the last four years, bringing fresh perspectives and unique skills that contribute to the overall effectiveness of the Board.

The Board provides active oversight of the Company's strategy. The Velocity Growth Plan is discussed at each Board meeting, and the Board's Public Policy & Strategy Committee, established in 2016, was actively engaged in the development of the Board's annual "deep dive" strategy session, which took place in London in 2017. The United Kingdom market has had over 10 years of steady growth, and we experienced many of the Velocity Growth Plan's accelerators firsthand in the restaurants there. We also engaged with the global leadership team and the UK management team, participating in open and robust discussions about the opportunities and challenges that will help to evolve the Company's strategic direction as we move forward.

The Board continuously monitors the Company's strategy, leadership and operations in light of an ever-changing business environment. We also carefully examine with management the different ways McDonald's can continue to create value for shareholders. We believe the Directors' experiences and perspectives have helped evolve McDonald's culture and focus on the Company's strategic initiatives, and we look forward to continued progress in 2018 and beyond.

Enhanced Focus on Risk Management. Acknowledging the fast pace of change at McDonald's, the Board oversaw the refreshment of the Company's enterprise risk management processes in 2017. The enhancements are designed to better enable the Board and Committees to calibrate with management to identify, assess and address risks in order to further protect McDonald's Brand.

Scale for Good. The Board has long supported and provided input into and oversight of the Company's efforts around sustainability and corporate responsibility. More recently, as the reorganization and turnaround took root, the Company looked to revitalize McDonald's sustainability vision and to embed it into the markets' business plans. The 2018 launch of the Scale for Good framework establishes the Company's commitment to global priorities — beef sustainability, packaging and recycling, commitment to families, investment in people and climate action, which are aligned with our strategy and designed to drive meaningful industry-wide change in areas where McDonald's global scale and reach can fuel collaboration and action. Beyond these priorities, the Company continues to drive progress on goals across key social and environmental topics such as diversity and inclusion and animal health and welfare.

The Board, Sustainability & Corporate Responsibility Committee and Public Policy & Strategy Committee monitor and provide input on these initiatives and work to raise the bar on what it means to be a responsible organization committed to people and the planet. During the Board's trip to the UK in 2017, we visited a long-time strategic advisor to McDonald's at its headquarters — a working farm. We saw firsthand sustainable sourcing innovations for beef and learned from expert farmers and scientists how these solutions can and will address industry-wide climate change challenges and animal welfare issues, among other benefits. Following the farm visit, the Board engaged in a lively discussion on corporate reputation with research experts at Oxford University. These opportunities not only helped to educate the Directors, but continue to inform the discussions that drive the Scale for Good strategy forward.

Ongoing Shareholder Outreach. The Company believes in the importance of feedback from shareholders and management regularly reports to the Board on its engagements with a wide variety of shareholders. Topics of interest from shareholders over the past year have included the Velocity Growth Plan, business and financial performance, governance practices, sustainability initiatives, and the link of the Company's executive compensation programs to growth strategy. This feedback, as well as voting results from previous annual meetings, are valuable perspectives during our boardroom deliberations.

As seriously as we take our responsibilities as members of the Board of Directors, we enjoy the role of McDonald's customer most of all. A visit to a McDonald's restaurant confirms our optimism about the trajectory of McDonald's and the unrelenting focus on efforts to build and sustain profitable, long-term growth, with each and every meal.

We are honored to serve you, our shareholders. On behalf of the Board of Directors, I thank you for your continued support.

See you at McDonald's.

Sincerely,

Enrique Hernandez, Jr.
Chairman of the Board

NOTICE OF THE ANNUAL SHAREHOLDERS' MEETING

McDONALD'S CORPORATION
One McDonald's Plaza, Oak Brook, Illinois 60523

Meeting Time and Date: 9:00 a.m. Central Time on Thursday, May 24, 2018

Meeting Place: The Hyatt Lodge, The Prairie Ballroom, 2815 Jorie Boulevard, Oak Brook, Illinois 60523

To McDonald's Corporation Shareholders:

McDonald's Corporation (McDonald's or the Company) will hold its 2018 Annual Shareholders' Meeting (Annual Meeting or Annual Shareholders' Meeting) on Thursday, May 24, 2018, at 9:00 a.m. Central Time at The Hyatt Lodge in The Prairie Ballroom at 2815 Jorie Boulevard, Oak Brook, Illinois 60523. The registration desk will open at 8:00 a.m. At the meeting, shareholders will be asked to consider and vote upon the following proposals:

	Items to be voted on	Board voting recommendation
PROPOSAL 1	Election of 11 Directors named in the Proxy Statement, each for a one-year term expiring in 2019;	→ **FOR each nominee**
PROPOSAL 2	Advisory vote to approve executive compensation;	→ **FOR**
PROPOSAL 3	Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2018; and	→ **FOR**
PROPOSALS 4-6	Advisory votes on three shareholder proposals, if properly presented.	→ **AGAINST each shareholder proposal**

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement thereof, by or at the direction of the Board of Directors.

Who Can Vote: Shareholders at the close of business on March 26, 2018 (the record date). Each share of common stock is entitled to one vote for each Director and one vote for each other proposal.

How to Listen to the Annual Shareholders' Meeting: You can listen to a live audiocast of the Annual Shareholders' Meeting at *www.investor.mcdonalds.com* by clicking on the appropriate link. The audiocast will be available for a limited time after the meeting.

How to Attend the Annual Shareholders' Meeting in Person: If you plan to attend in person, you must pre-register with McDonald's Shareholder Services in advance. Space is very limited. See page 86 for information about how to pre-register to attend in person.

By order of the Board of Directors,

Jerome N. Krulewitch

Jerome N. Krulewitch
Corporate Secretary
Oak Brook, Illinois
April 12, 2018

> → The Company will provide the Notice of Internet Availability, electronic delivery of the proxy materials or mailing of the 2018 Proxy Statement, the 2017 Annual Report on Form 10-K and a proxy card to shareholders beginning on or about April 12, 2018.

Your vote is important. Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible.

Important Voting Information: It is important that you vote your shares. Please carefully review the proxy materials and follow the instructions below to cast your vote as soon as possible in advance of the meeting.

Registered Shareholders If you hold shares through the Company's transfer agent, Computershare, please use one of these options to vote:	Internet *www.proxyvote.com*	Tablet or Smartphone Scan this QR code to vote with your mobile device	Telephone 800-690-6903 Dial toll-free 24/7	Mail If you received a proxy card by mail, mark, date, sign and return it in the postage-paid envelope furnished for that purpose.
Beneficial Owners If you hold shares through your bank or brokerage account, please use one of these options to vote:	Internet *www.proxyvote.com*	Tablet or Smartphone Scan this QR code to vote with your mobile device	Telephone 800-454-8683 Dial toll-free 24/7	Mail If you received a voting instruction form by mail, mark, date, sign and return it in the postage-paid envelope furnished for that purpose.

TABLE OF CONTENTS

A Letter from the Chairman of the Board 3

Notice of the Annual Shareholders' Meeting 5

Proxy Statement Summary 8
    Voting Matters and Recommendations 8
    Business Strategy and 2017 Performance Highlights 9
    Governance Highlights 10
    Responsible Leadership Highlights 12
    Executive Compensation Highlights 12

Election of Directors 14
    PROPOSAL 1   Election of Directors 14
    Director Qualifications 15
    Biographical Information 16

Board and Governance Matters 22
    Board Leadership 22
    Board Composition and Succession Planning ... 22
    Board and Committee Evaluations 23
    Selection of New Director Candidates 24
    Board Diversity 24
    Director Orientation and Continuing Education 25
    Director Independence 26
    Meeting Attendance 26
    Executive Sessions 26
    Board Committees 27
    Management Succession Planning 32
    Risk Oversight 33
    Shareholder Engagement 35
    Board's Response to Shareholder Proposals 36
    Responsible Leadership 36
    Corporate Governance Principles 37
    Code of Conduct for the Board of Directors 37
    Director Compensation 38

Executive Compensation 40
    PROPOSAL 2   Advisory Vote to Approve Executive Compensation 40
    Compensation Committee Report 41
    Compensation Discussion and Analysis 41
    Elements of Total Direct Compensation 46
    Other Compensation Elements 51
    Compensation Tables 54

Additional Compensation Matters 65

Audit & Finance Committee Matters 66
    PROPOSAL 3   Advisory Vote to Approve the Appointment of Ernst & Young LLP as Independent Auditor for 2018 66
    Audit & Finance Committee Report 67
    Policy for Pre-Approval of Audit and Permitted Non-Audit Services 68
    Auditor Fees and Services 68

Shareholder Proposals 69
    PROPOSAL 4   Advisory Vote on a Shareholder Proposal Requesting the Ability for Shareholders to Act by Written Consent 69
    PROPOSAL 5   Advisory Vote on a Shareholder Proposal Requesting a Report on Plastic Straws ... 72
    PROPOSAL 6   Advisory Vote on a Shareholder Proposal Requesting a Report on Charitable Contributions 74

Stock Ownership 77
    Director Stock Ownership Guidelines and Stock Ownership and Retention Policy for Senior Officers 77
    Section 16(a) Beneficial Ownership Reporting Compliance 77
    Security Ownership of Certain Beneficial Owners 77
    Security Ownership of Management 78

Transactions With Related Persons 79

Communications 80

Questions About the Annual Shareholders' Meeting 82

Information About The Annual Shareholders' Meeting 86
    Pre-registration and Admission Policy 86

PROXY STATEMENT SUMMARY

This summary contains highlights about the Company and the upcoming 2018 Annual Shareholders' Meeting. This summary does not contain all of the information that you should consider in advance of the meeting, and we encourage you to read the entire Proxy Statement and our 2017 Annual Report on Form 10-K carefully before voting.

VOTING MATTERS AND RECOMMENDATIONS

The following proposals are scheduled to be presented at the upcoming 2018 Annual Shareholders' Meeting:

Management proposals

			Board's recommendation	Page
PROPOSAL	**1**	Election of 11 Directors named in this Proxy Statement, each for a one-year term expiring in 2019	➜ **FOR** each nominee	14
PROPOSAL	**2**	Advisory vote to approve executive compensation	➜ **FOR**	40
PROPOSAL	**3**	Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2018	➜ **FOR**	66

Shareholder proposals

			Board's recommendation	Pages
PROPOSALS	**4-6**	Advisory votes on three shareholder proposals, if properly presented	➜ **AGAINST** each shareholder proposal	69-76

BUSINESS STRATEGY AND 2017 PERFORMANCE HIGHLIGHTS

Velocity Growth Plan

Beginning in 2017, we shifted our focus from turnaround to delivering long-term growth through the execution of our customer-centric strategy: the Velocity Growth Plan. Our plan is rooted in extensive research and insights, along with a deep understanding of the key drivers of the business. We are targeting the opportunities at the core of our business — food, value and customer experience. Our plan outlines actions to drive sustainable guest count growth, which is a reliable long-term measure of the Company's strength that is vital to growing sales and shareholder value.

The Velocity Growth Plan is built on the following three pillars, each of which focuses on building a better McDonald's:

Retain our customer base by fortifying and extending our areas of strength, including breakfast and family occasions	**Regain** customers we have lost with a focus on food quality, convenience and value	**Convert** casual customers through greater emphasis on coffee and other snack offerings

Each pillar has established sustainable platforms that enable execution of the plan with greater speed, efficiency and impact. Additionally, through the following three growth accelerators, we are enhancing the overall customer experience with hospitality, friendly service and ever-improving convenience for customers on their terms:

 **Digital** Evolving the technology platform by expanding choices for how customers order, pay and are served through additional functionality on our global mobile application, self-order kiosks and other enablers such as table service and curbside pick-up.	 **Delivery** Bringing McDonald's to the customer through the added convenience of delivery.	 **Experience of the Future** Focusing on restaurant modernization and technology in order to transform the restaurant service experience and enhance the Brand in the eyes of our customers.

The Company's strong performance in 2017, as highlighted below, demonstrates that we have developed momentum, which enables us to drive our business, innovate and invest in our growth, and compete effectively in today's global marketplace.

↑ 5.3% increase in GLOBAL COMPARABLE SALES	↑ 1.9% increase in GLOBAL COMPARABLE GUEST COUNTS	↑ 17% increase in DILUTED EARNINGS PER SHARE
$9.6B OPERATING INCOME	45% 1-Year TOTAL SHAREHOLDER RETURN	101% Cumulative 3-Year TOTAL SHAREHOLDER RETURN

GOVERNANCE HIGHLIGHTS

We are committed to sound corporate governance informed by feedback received from our shareholders and our ongoing review of evolving best practices.

Strong Independent Leadership	We continue to separate our Chairman and CEO roles, which enables our Chairman to focus on leading the Board and corporate governance matters and the CEO to focus on leading the Company's day-to-day business. In addition, our Board's Committees, except for the Executive Committee, are chaired by other independent Directors. This structure provides for strong independent leadership that promotes critical evaluation and oversight of Company management and its practices. It also allows our Board to effectively represent the best interests of all shareholders and enhance shareholder value.
Continued Evolution of Board & Strategic Oversight	Our Board's Public Policy & Strategy Committee was formed in 2016 to provide enhanced oversight and counsel to management on the Company's short- and long-term strategies, as well as other matters that are important to the iconic McDonald's Brand. In 2017, the Committee focused on a number of key topics, including human capital management strategies and cybersecurity and technology risks.
Robust and Enhanced Risk Oversight	In 2017, the Company enhanced its enterprise risk management framework to further protect McDonald's Brand. Our augmented processes leverage internal risk committees comprised of cross-functional senior leadership that meet regularly to evaluate and prioritize risk in the context of the Company's new strategy and cultural transformation. The Board oversaw the development of these enhancements.
Effective Shareholder Engagement	The Company continues to engage with a significant and diverse portion of shareholders on topics of importance to both the Company and our shareholders. In 2017, we reached out to shareholders representing approximately 50% of our outstanding shares. During the engagements, we discussed a range of topics, including our Velocity Growth Plan, Board and other governance practices, executive compensation, risk oversight, and environmental and social issues.

The following table provides an overview of our Directors, all of whom are nominees for re-election at the 2018 Annual Shareholders' Meeting. Additional information regarding our Directors may be found beginning on page 15.

Name	Director since	Primary occupation	Independent	Committee membership AFC	CC	GC	SCR	PPS	EC
Lloyd Dean	2015	President and CEO Dignity Health	✔	● F	●				
Stephen Easterbrook	2015	President and CEO McDonald's Corporation							C
Robert Eckert	2003	Operating Partner Friedman, Fleischer & Lowe, LLC	✔			●		C	●
Margaret Georgiadis	2015	CEO Mattel, Inc.	✔	● F			●		
Enrique Hernandez, Jr. *Chairman of the Board*	1996	Chairman and CEO Inter-Con Security Systems, Inc.	✔			●		●	●
Jeanne Jackson	1999	CEO MSP Capital	✔		C	●			●
Richard Lenny	2005	Non-executive Chairman Information Resources, Inc.	✔		●		●		
John Mulligan	2015	Executive Vice President and COO Target Corporation	✔	C F				●	●
Sheila Penrose	2006	Non-executive Chairman Jones Lang LaSalle Incorporated	✔	●			C		
John Rogers, Jr.	2003	Founder, Chairman and CEO Ariel Investments, LLC	✔		●	●			
Miles White	2009	Chairman and CEO Abbott Laboratories	✔			C		●	●

AFC = Audit & Finance Committee
CC = Compensation Committee
GC = Governance Committee
SCR = Sustainability & Corporate Responsibility Committee
PPS = Public Policy & Strategy Committee
EC = Executive Committee

● = Member
C = Committee Chair
F = Financial Expert

Our Board continues to reflect a diverse and highly engaged group of Directors with a wide range of skills and experience, which continue to evolve. More than one-third of our Directors have joined our Board in the last four years.



Independence

All independent, except the CEO

Diversity

>50% women or minorities

Experience

0 to 5 years

6 to 10 years

11 to 15 years

>15 years

Fresh perspectives balanced with institutional knowledge

Strong Board and Governance Practices:

- ✔ Separate Chairman and CEO roles, including a new independent Chairman elected in 2016
- ✔ Diverse, independent Board with a mix of tenures
- ✔ Committee memberships and Chairs refreshed in 2016
- ✔ Board Committees are 100% independent (except Executive Committee)
- ✔ Regular succession planning at CEO, senior management and Board levels
- ✔ Robust annual Board and Committee self-assessments and Director peer review
- ✔ Annual election of Directors
- ✔ Majority voting standard for uncontested Director elections

- ✔ Significant shareholder outreach and engagement
- ✔ Executive sessions of independent Directors scheduled for each regular Board meeting
- ✔ Stock ownership guidelines for Directors
- ✔ Proxy access for Director candidates nominated by shareholders
- ✔ Shareholder right to call special meetings
- ✔ Capital structure that requires one vote per share of common stock
- ✔ Public disclosure of corporate political contributions and certain trade association memberships
- ✔ No shareholder rights plan

RESPONSIBLE LEADERSHIP HIGHLIGHTS

We recognize the link between our Company's success — and value creation for our shareholders — and our ability to positively impact the industry and communities in which we operate. As one of the world's largest restaurant companies, we aim to use our size and reach to promote meaningful change through our recently launched Scale for Good platform. This platform plays an important role in our Velocity Growth Plan and is aligned with our strategic objectives. Our current Scale for Good priorities include beef sustainability, packaging and recycling, commitment to families, investment in people and climate action. We also continue to further our progress in key social and environmental areas, such as diversity and inclusion, animal health and welfare, and supporting families and farmers.

In addition to our Scale for Good platform, we are demonstrating leadership as an employer by providing employment opportunities, training, tuition assistance and educational resources. For more details about our Scale for Good platform and other sustainability efforts, please see page 36 of this Proxy Statement.

EXECUTIVE COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to support business initiatives, align the interests of our executives with those of our shareholders and strongly link pay and performance. We believe that our compensation program effectively incentivizes our executives through a mix of short- and long-term awards, which include rigorous performance goals that utilize objective metrics that reflect key drivers of the Company's business strategy.

2017 Program Summary

Key compensation elements		Performance-based	Primary metric	Key terms
Base Salary			N/A	• Evaluated based on individual circumstances, including responsibility, performance and tenure
Short-Term Incentive Plan (STIP)		✔	• Operating income growth	• Includes objective modifiers that can impact payouts
Long-Term Incentives	Performance-Based Restricted Stock Units (RSUs)	✔	• Compound annual net income growth • Return on incremental invested capital (ROIIC) • Share price	• Cliff vest at end of three-year service period, subject to achievement of net income and ROIIC thresholds
	Stock Options	✔	• Share price	• Vest 25% per year • 10-year term

Performance-based Compensation



CEO
91%
→ 91% of CEO target direct compensation opportunity is "at risk"

OTHER NEOs
83%
→ 83% of other named executive officers target direct compensation opportunity as a group is "at risk"

A large portion of our executive compensation is "at risk" and performance-based. As described earlier in this summary and in our Compensation Discussion and Analysis (CD&A) beginning on page 41, the execution of our growth strategy produced strong results in 2017, including the first full year of comparable guest count growth since 2012 and the Company's highest comparable sales growth increase in six years. 2017 payouts demonstrate our sound pay-for-performance culture. The Company's one- and three-year performance resulted in above-target payouts under each of the Company's performance-based compensation plans. As described in more detail in the CD&A, the Corporate STIP payout was equal to 152.7% of target, the 2015-2017 Cash LTIP paid out at 176.3% of target, and 200% of the 2015-2017 performance-based RSUs vested.

Our Compensation Committee adheres to the following best practices:

What We Do
- ✔ Strong pay-for-performance alignment
- ✔ Challenging quantitative performance targets
- ✔ Performance metrics align interests of management with interests of shareholders
- ✔ Majority of direct compensation paid over the long term
- ✔ Double-trigger change in control equity provisions
- ✔ Independent compensation consultant
- ✔ Significant stock ownership and retention requirements
- ✔ Anti-hedging and pledging policy
- ✔ Clawback provisions

What We Do Not Do
- ✖ Change in control agreements
- ✖ Tax gross-up on perquisites
- ✖ Repricing of stock options
- ✖ Backdating of stock options
- ✖ Encourage unreasonable risk taking
- ✖ Employment agreements

ELECTION OF DIRECTORS

PROPOSAL
1

Item to be voted on:

Election of Directors

The Board of Directors recommends the following nominees for election to the Board of Directors for a one-year term beginning in May and continuing until the 2019 Annual Shareholders' Meeting:

1. Lloyd Dean
2. Stephen Easterbrook
3. Robert Eckert
4. Margaret Georgiadis
5. Enrique Hernandez, Jr.
6. Jeanne Jackson
7. Richard Lenny
8. John Mulligan
9. Sheila Penrose
10. John Rogers, Jr.
11. Miles White

The Board recommends a vote FOR each of the 11 Director nominees.

All Directors will be standing for re-election. With the exception of our CEO, all Director nominees are independent.

Nominees who receive a majority of the votes cast will be elected. Each Director has tendered an irrevocable resignation that will be effective if he or she does not receive a majority of the votes cast and, upon the recommendation of the Governance Committee, the Board accepts his or her resignation following the meeting.

The Board expects all nominees to be available for election. If any of them becomes unavailable to serve for any reason prior to the Annual Shareholders' Meeting, the Board may substitute another person as a nominee. If you have voted for the unavailable nominee, your shares will be voted for the substitute nominee.

DIRECTOR QUALIFICATIONS

Our Board is a diverse, highly engaged group of individuals that provides strong, effective oversight of our Company. Both individually and collectively, our Directors have the qualifications, skills and experience needed to inform and oversee the Company's long-term strategic growth priorities. Importantly, each Director has senior executive experience, in many cases having served as CEOs of large, complex organizations, often with significant global operations. As particularly important to our Company, several Directors have leadership experience in the consumer goods or food sector, and many bring expertise in information technology, cybersecurity and digital matters. These and the other skills and attributes discussed below are key considerations in evaluating the composition of our Board and inform our Board succession planning and Director selection process.

Key attributes and skills of all Directors:

✔ High Integrity	✔ Strength of Character and Judgment	✔ Intellectual/Analytical Skills
✔ Proven Record of Success	✔ Knowledge of Corporate Governance Practices	✔ Strategic Planning
✔ Leadership	✔ Talent Management/ Succession Planning	✔ Risk Assessment and Oversight

Our Director nominees' individual experiences, qualifications, attributes and skills are highlighted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list of each nominee's skills or contributions to the Board. Further biographical information about each Director standing for re-election is set forth on the following pages.

	Dean	Easterbrook	Eckert	Georgiadis	Hernandez	Jackson	Lenny	Mulligan	Penrose	Rogers	White
Other Public Company Board	●		●	●	●	●	●		●	●	●
Chair Experience (Board/Committee)	●		●		●	●	●	●	●	●	●
Global Brand Management		●	●	●	●	●	●				●
Marketing/Digital		●	●	●		●	●	●			●
Information Technology/Cybersecurity				●		●		●			
Retail/Customer-Centric Experience	●	●	●	●	●	●					●
Real Estate								●	●		
Financial	●	●	●	●	●	●	●	●		●	●
Sustainability/Corporate Responsibility	●	●					●		●	●	
Ethnic/Gender Diversity	●			●	●	●			●	●	

BIOGRAPHICAL INFORMATION

Lloyd Dean



Age: 67
Director since: 2015
Board Committees:
- Audit & Finance
- Compensation

Professional experience

Dignity Health, *one of the nation's largest healthcare systems*
- President and Chief Executive Officer (2000 - Present)

Advocate Health Care, *a healthcare organization*
- Chief Operating Officer (1997 - 2000)

Director qualifications

In his career in executive management at leading healthcare organizations, Mr. Dean has led significant strategic, operational and financial transformations. He brings over 25 years of leadership and management experience to our Board, which contributes an important perspective to the Board's discussion of opportunities and challenges in a constantly changing business environment. We also benefit from Mr. Dean's finance, systems operations, service quality and human resources and community affairs expertise.

Other directorships

Mr. Dean will retire from the Board of Wells Fargo & Company at its 2018 Annual Meeting of Shareholders. He previously served on the Boards of Navigant Consulting, Inc., Cytori Therapeutics, Inc. and Premier, Inc.

Stephen Easterbrook



Age: 50
Director since: 2015
Board Committees:
- Executive
  (Chair since 2015)

Professional experience

McDonald's Corporation
- President and Chief Executive Officer (March 2015 - Present)
- Corporate Senior Executive Vice President and Global Chief Brand Officer (May 2014 - February 2015)
- Corporate Executive Vice President and Global Chief Brand Officer (June 2013 - April 2014)
- President, McDonald's Europe (December 2010 - September 2011)

Wagamama Limited, *a Japanese-inspired restaurant company*
- Chief Executive Officer (September 2012 - May 2013)

Pizza Express Limited, *a casual dining company in the UK*
- Chief Executive Officer (September 2011 - September 2012)

Director qualifications

Mr. Easterbrook's experience enables him to contribute an important Company perspective and comprehensive industry knowledge to Board discussions about the Company's business and relationships with key constituencies and stakeholders in the McDonald's system, including franchisees and suppliers. This experience adds to our Board's knowledge and understanding as it oversees our global operations and strategy. Mr. Easterbrook also led two UK-based restaurant chains, giving him broader industry perspective and deeper understanding of consumer preferences.

Other directorships

None

Robert Eckert



Age: 63
Director since: 2003
Board Committees:
- Public Policy & Strategy (Chair since 2016)
- Governance
- Executive

Professional experience

Friedman, Fleischer & Lowe, LLC, *a private equity firm*
- Operating Partner (2014 - Present)

Mattel, Inc., *a global learning, development and play company*
- Chairman of the Board (2000 - 2012)
- Chief Executive Officer (2000 - 2011)

Kraft Foods Inc., *a packaged food company*
- Chief Executive Officer (1997 - 2000)

Director qualifications

Mr. Eckert's service as a chief executive officer of large, global consumer branded and food products companies contributes to our Board's understanding of business and product development, marketing, supply chain management and distribution, and consumer behavior. He brings experience as a senior executive engaged in global consumer brand companies with high performance expectations. In addition, through his role on other companies' boards of directors, Mr. Eckert has extensive experience in corporate governance, leadership development and succession planning and finance.

Other directorships

Mr. Eckert also serves on the Boards of Amgen Inc. and Levi Strauss & Co.

Margaret (Margo) Georgiadis



Age: 54
Director since: 2015
Board Committees:
- Audit & Finance
- Sustainability & Corporate Responsibility

Professional experience

Mattel, Inc., *a global learning, development and play company*
- Chief Executive Officer (February 2017 - Present)

Google Inc., *a global technology company*
- President, Americas (October 2011 - January 2017)
- Vice President, Global Sales Operations (October 2009 - April 2011)

Groupon, Inc., *a global online local marketplace*
- Chief Operating Officer (April 2011 - September 2011)

Synetro Capital LLC, *a private investment firm*
- Principal (January 2009 - September 2009)

Discover Financial Services, *a direct banking and payments company*
- Executive Vice President, Card Products and Chief Marketing Officer (2004 - 2008)

Director qualifications

Ms. Georgiadis' experience as a senior executive at large global businesses affords her a broad knowledge of global consumer businesses and marketing, as well as technology, digital consumer insights, e-commerce, finance, leadership, global business, and strategy and development. She has led teams that successfully have launched new products. Her knowledge in these and other areas provides critical insights to our business, particularly as the Board considers the impact of technology, digital, and cybersecurity risk. Ms. Georgiadis also has over 15 years of analytical and strategic experience at McKinsey & Company, a global management and consulting firm.

Other directorships

Ms. Georgiadis also serves on the Board of Mattel, Inc. She previously served on the Boards of Amyris, Inc. and The Jones Group, Inc.

Enrique Hernandez, Jr.



**Independent
Chairman**
(since 2016)
Age: 62
Director since: 1996
Board Committees:
• Governance
• Public Policy &
Strategy
• Executive

Professional experience

<u>Inter-Con Security Systems, Inc.,</u> *a provider of high-end security and facility support to government, utilities and industrial customers*
• Chairman and Chief Executive Officer (1986 - Present)

<u>Nordstrom, Inc.,</u> *a leading fashion specialty retailer*
• Non-executive Chairman and Presiding Director (2006 - 2016)

Director qualifications

Mr. Hernandez is the chief executive officer of a global security company and has been a director of several large public companies in various industries. In addition, Mr. Hernandez served for five years as lead director and ten years as non-executive chairman and presiding director at Nordstrom, Inc., a large publicly-traded retail company, providing him with significant experience in corporate governance, leadership development and succession planning. Mr. Hernandez's experience also facilitates the Board's oversight and counsel regarding strategy, business development and finance.

Other directorships

Mr. Hernandez also serves on the Board of Chevron Corporation, and he will retire from the Board of Wells Fargo & Company at its 2018 Annual Meeting of Shareholders. He previously served on the Board of Nordstrom, Inc.

Jeanne Jackson



Age: 66
Director since: 1999
Board Committees:
• Compensation
(Chair since 2016)
• Governance
• Executive

Professional experience

<u>MSP Capital</u>, *a private investment company*
• Chief Executive Officer (2017 - Present and 2002 - 2009)

<u>NIKE, Inc.,</u> *a designer, marketer and distributor of athletic footwear, apparel, equipment and accessories*
• President, Senior Strategic Advisor (2016 - 2017)
• President, Product & Merchandising (2013 - 2016)
• President, Direct to Consumer (2009 - 2013))

<u>Walmart.com</u>, *a private e-commerce enterprise*
• Chief Executive Officer (2000 - 2002)

Director qualifications

Ms. Jackson's extensive experience as a senior executive in global brand management, as well as her service as a director of large, public companies, provides the Board with insights on a broad range of topics, including product development, strategy and business development, leadership development and succession planning, media, operations, finance, retail, marketing and consumer behavior. These areas are important in the Board's oversight of our strategic direction and operations.

Other directorships

Ms. Jackson also serves on the Boards of The Kraft Heinz Company and Delta Air Lines, Inc.

Richard Lenny



Age: 66
Director since: 2005
Board Committees:
- Compensation
- Sustainability & Corporate Responsibility

Professional experience

<u>Information Resources, Inc.</u>, *a leading market research firm*
- Non-executive Chairman (2013 - Present)

<u>Friedman, Fleischer & Lowe, LLC</u>, *a private equity firm*
- Senior Advisor (2014 - 2016)
- Operating Partner (2011 - 2014)

<u>The Hershey Company</u>, *an industry leading snacks company*
- Chairman, President and Chief Executive Officer (2001 - 2007)

Director qualifications

Mr. Lenny's experience as a chief executive officer of a global retail food company with a major consumer brand is an asset to our Board given his knowledge of strategy and business development, finance, marketing and consumer insights, supply chain management and distribution, sustainability and social responsibility matters. Mr. Lenny also has a broad understanding of corporate governance from his service on other companies' boards of directors. He also serves as director of Evans Food Group, a privately-held snack food manufacturer, which provides Mr. Lenny with additional food industry knowledge.

Other directorships

Mr. Lenny also serves on the Boards of ConAgra Brands, Inc. and Illinois Tool Works Inc. He will retire from the Board of Discover Financial Services at its 2018 Annual Meeting of Shareholders.

John Mulligan



Age: 52
Director since: 2015
Board Committees:
- Audit & Finance (Chair since 2016)
- Public Policy & Strategy
- Executive

Professional experience

<u>Target Corporation</u>, *a general merchandise retailer with an online presence*
- Executive Vice President and Chief Operating Officer (2015 - Present)
- Executive Vice President and Chief Financial Officer (2012 - 2015)
- Senior Vice President, Treasury, Accounting and Operations (2010 - 2012)

Director qualifications

Mr. Mulligan's experience as a senior executive for a major consumer retailer has provided him with extensive experience in finance, global supply chain, operations, e-commerce, properties and human resources. In addition, his experience in digital and technology issues, including cybersecurity risk, is an important asset as the Board considers these topics and their potential impact on the Company. In addition, Mr. Mulligan's qualification as an "audit committee financial expert" is an important attribute as Chair of our Audit & Finance Committee.

Other directorships

None

Sheila Penrose



Age: 72
Director since: 2006
Board Committees:
- Sustainability & Corporate Responsibility (Chair since 2016)
- Audit & Finance

Professional experience

Jones Lang LaSalle Incorporated, *a global real estate services and investment management firm*
- Non-executive Chairman (2005 - Present)

Boston Consulting Group, *a global management consulting firm*
- Executive Advisor (2001 - 2008)

Northern Trust Corporation, *a financial services firm*
- President, Corporate and Institutional Services (1994 - 2000)

Director qualifications

Ms. Penrose brings to the Board extensive experience and knowledge of investment services, banking, and real estate, all areas of significance to the Company. She is well-versed in strategy and business development, finance, and leadership development and succession planning. Ms. Penrose also has significant experience in corporate governance from her service on other companies' boards of directors, including as non-executive chairman at Jones Lang LaSalle. In addition, Ms. Penrose co-founded the Corporate Leadership Center, which partners with leading institutions to offer programs in executive leadership development.

Other directorships

Ms. Penrose also serves on the Board of Jones Lang LaSalle Incorporated.

John Rogers, Jr.



Age: 60
Director since: 2003
Board Committees:
- Compensation
- Governance

Professional experience

Ariel Investments, LLC, *a privately held institutional money management firm*
- Founder, Chairman of the Board and Chief Executive Officer (1983 - Present)

Ariel Investment Trust
- Trustee (2000 - Present; 1986 - 1993)

Director qualifications

Mr. Rogers' experience as a long-serving chief executive officer of an institutional money management firm has given him broad knowledge of finance, leadership development and succession planning, as well as strategy and business development. Mr. Rogers' investment management knowledge also provides a unique perspective on investor relations. Mr. Rogers also brings perspective to the Company's corporate responsibility and community affairs initiatives.

Other directorships

Mr. Rogers also serves on the Boards of Exelon Corporation and Ariel Investment Trust.

Miles White



Age: 63
Director since: 2009
Board Committees:
- Governance (Chair since 2014)
- Public Policy & Strategy
- Executive

Professional experience

Abbott Laboratories, *a global healthcare company*
- Chairman and Chief Executive Officer (1999 - Present)

Director qualifications

As the long-standing chairman and chief executive officer of a global healthcare company that develops products and technologies that span the breadth of healthcare, Mr. White has extensive knowledge of strategy and business development, global operations, finance, leadership development and succession planning, public policy matters and corporate governance. In addition, he brings to the Board strong experience in addressing the needs of a global public company, as well as insights into the Board's responsibility to oversee management and operations matters. As Governance Committee Chair, Mr. White leads the Board's succession planning and director candidate selection process, and he is periodically involved in shareholder engagement.

Other directorships

Mr. White also serves on the Boards of Abbott Laboratories and Caterpillar, Inc.

Vote

Voting recommendation:



The Board of Directors recommends that shareholders vote FOR all nominees.

BOARD AND GOVERNANCE MATTERS

BOARD LEADERSHIP

The Chairman and CEO roles have been separated since 2004, enabling the Chairman to focus on leading our Board and corporate governance matters and the CEO to focus on leading the Company's day-to-day business. The Chairman facilitates the flow of information between management and our Board and leads a critical evaluation of Company management, business practices and culture, and adherence to the Company's strategic plan and objectives. Enrique Hernandez, Jr. has served as our Board's independent Chairman since 2016.

Having an independent Chairman fosters open dialogue and constructive feedback among the independent Directors and management while allowing our Board to effectively represent the best interests of all shareholders and contribute to the Company's long-term success. In addition, our Board's Committees, other than the Executive Committee, are chaired by other independent Directors. This structure ensures effective oversight, further strengthens our Board's independent leadership and enables our Chairman to focus his efforts on leading our Board in its commitment to enhancing shareholder value. Our Board is committed to continually assessing its leadership structure to meet the evolving needs of the Company and its shareholders.

BOARD COMPOSITION AND SUCCESSION PLANNING

Our Board is comprised of a diverse, highly-engaged group of Directors who contribute to overall Board and Committee effectiveness. Under our Corporate Governance Principles, the Governance Committee is primarily responsible for maintaining a strong and diverse Board through robust evaluation and succession planning processes, which include recommending Directors for re-election and identifying new candidates who will bring complementary skills and differentiated perspectives to our Board.

The Governance Committee evaluates and determines the appropriate and desirable mix of characteristics, skills, experience and diversity for our Board as a whole, as well as the qualifications and attributes of individual Directors and Director candidates. Among other qualifications, the Committee considers: high integrity and business ethics; strength of character and judgment; independence from management; necessary skills to meet the evolving needs of our business; the ability and willingness to devote sufficient time to Board duties; and diversity in all its forms, including ethnicity, gender, geography and experience. The Committee also reviews each Director's contributions, including by considering the results of the most recent Board, Committee and peer evaluations (as further described on the next page).

Our Governance Committee strives to achieve an appropriate balance of continuity and refreshment through a mix of newer and longer-tenured Directors. Our Board's sound balance in this respect is supported by the fact that more than one-third of our Directors have joined our Board in the last four years.

Our Board and Governance Committee strongly believe that long tenure does not itself impair a Director's independence and often enhances a Director's ability to demonstrate independence. For example, a longer-tenured Director who has overseen more than one management team may have the experience, knowledge and confidence to develop and express a more independent view compared to a Director who is new to the Board and has overseen only one management team. Further, each of our Directors is a dynamic leader whose experiences and perspectives are continually evolving as he or she navigates today's fast-paced, ever-changing business environment both as a Director of McDonald's and in his or her other professional roles. Accordingly, while the Committee and Board consider tenure in evaluating the overall effectiveness of our Board, it is not a dispositive factor. As the Company's strategic priorities continue to evolve and in consideration of anticipated retirements and departures, our Governance Committee continues to proactively evaluate the Board's composition to facilitate a smooth transition of skills, experience and diversity in the boardroom.

BOARD AND COMMITTEE EVALUATIONS

Our Board is committed to regular evaluations of itself, its Committees and Directors to measure on going effectiveness and succession planning. Each year, Directors are asked to complete a written evaluation of the Board, their peers and the Committees on which they serve. The following describes the process by which our Board currently carries out its evaluations:



Annual Written Evaluations

Directors complete Board, peer and Committee evaluations and send Board and peer evaluations directly to an independent third party. Committee evaluations are sent to the respective Committee Chair.

Board evaluations consider:
- General board practices, including fostering a culture that promotes candid discussion
- Input for improvement
- Suggestions for new skills and experiences for potential future candidates

Peer evaluations consider a Director's:
- Contributions to Board discussions and decisions throughout the year
- Sharing of knowledge and expertise with Board and senior management
- Staying informed on matters that impact the Company
- Acting independently and in best interests of shareholders

Committee evaluations consider:
- Members' balance of skills and experiences to promote active participation
- Adequacy of information received, including access to non-management resources
- Committee effectiveness

Independent Third Party Generates Report

To protect anonymity and the integrity of the Board and peer evaluation process, an independent third party compiles responses to these evaluations into a report for the Chair of the Governance Committee.

Discussion of Results

The Governance Committee and full Board discuss the Board and peer evaluation results.

Each of the Board's Committees, except the Executive Committee, discusses its respective Committee evaluation and determines if any follow-up actions are appropriate.

Incorporation of Feedback

The Board and each of its Committees, except for the Executive Committee, develops and executes plans to take actions based on the results, as appropriate.

The Chair of the Governance Committee follows up with Directors regarding their peer evaluation results, as appropriate.

SELECTION OF NEW DIRECTOR CANDIDATES

Our Governance Committee, together with our Board, maintains a robust policy for the consideration of potential Director candidates and is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service as a Director, including candidates nominated or suggested by shareholders. The Governance Committee may retain search firms, consultants and any other advisors it deems appropriate to help identify, screen and evaluate potential Director candidates and to enhance the Board's preparedness in the event of an unanticipated Director departure.

The following describes the Company's selection process for new Directors:



Succession Planning ▼	The Governance Committee considers current and long-term needs of our evolving business and seeks potential Director candidates in light of emerging needs, current Board structure, tenure, skills, diversity and experience.
Identification of Candidates ▼	The Governance Committee engages in a robust search process to identify qualified Director candidates, which process may include the use of an independent search firm or other advisors, and assesses candidates' skills, experience and background and their alignment with the Company's business strategy. Among other qualifications, the Governance Committee considers: • High integrity and business ethics • Strength of character and judgment • Necessary skills to meet the evolving needs of our business • Ability and willingness to devote sufficient time to Board duties • Independence from management • Ethnic, gender and geographic diversity
Meeting with Candidates ▼	Potential Director candidates are interviewed by the Chairman, CEO, Chair of the Governance Committee and other Governance Committee members.
Decision and Nomination ▼	The Governance Committee recommends, and the full Board approves, Director candidates best qualified to serve the interests of the Company and all shareholders for appointment to the Board and election by shareholders.
Election	Shareholders consider the nominees and elect Directors to serve one-year terms.

The Board's Director Selection Process may be found on the Company's website at *http://corporate.mcdonalds. com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

BOARD DIVERSITY

Our Governance Committee, together with the Board, proactively seeks diverse Director candidates to ensure representation of varied backgrounds, perspectives and experience in the boardroom to support the global demands of our business. Diversity is considered in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender, ethnicity and geography. Our current Directors bring a diverse set of skills and experiences to the Company that are important to drive our strategy forward as the market and competitive landscape evolves. When seeking new Director candidates, our Governance Committee actively endeavors to include women, racial or ethnic minorities and geographically-diverse persons in the candidate pool. Currently, more than 50% of our Directors are women or racial or ethnic minorities.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Upon joining our Board, Directors are provided with an orientation about the Company, which includes introductions to members of our senior management and information about our operations, performance, strategic plans, and corporate governance practices. Members of senior management and outside speakers are periodically invited to attend Board meetings to provide updates on business and general industry trends, governance, regulatory and financial control matters. Directors are also encouraged to participate in continuing education programs to help them stay abreast of developments in corporate governance and emerging issues relating to the operation of public company boards.

Our Board believes that a sound understanding of the Company's business and industry assists it in the effective discharge of its duties, including oversight of the Company's business strategy and risk management. As part of its regularly scheduled meetings, our Board reviews the operating plan of the Company with senior management and conducts periodic visits to our restaurants.

Beyond the boardroom, our Board traveled to the Company's United Kingdom market for its annual global strategy meeting in 2017. The trip included meetings with market leadership, interactions with managers and crew at local McDonald's restaurants, and reviews of McDonald's UK's strategies in relation to our Velocity Growth Plan. The Directors also met with a renowned expert on corporate reputation at Oxford University and engaged in a robust discussion that continues to inform the Board's oversight of business initiatives. In addition, while in the UK, the Board visited the farm headquarters of a longtime McDonald's advisor on sustainable solutions for our food supply chain. The Directors toured the farm with a team of scientists, farmers and strategists, which provided them with direct exposure to food production and its challenges, as well as learnings to help address issues important to McDonald's such as beef sustainability, animal health and welfare, and climate change.

Of course, our Directors are also McDonald's customers. These experiences provide them with consumer viewpoints that help inform and shape their perspectives as members of our Board.

Our Board's engagement in the Company's business, such as through the UK market visit and as customers, provides it with useful information and perspectives that enhance its performance, particularly in today's ever-changing business environment.

DIRECTOR INDEPENDENCE

Our Corporate Governance Principles require that all non-management Directors be independent under applicable law and listing standards, as well as under the Board's Standards on Director Independence, available on the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/ governance-principle-policies-and-guidelines.html*. The Board considers relationships involving Directors and their immediate family members and relies on information derived from Company records, questionnaires and other inquiries.

The relationships reviewed by the Board in its most recent determination involved commercial relationships with companies:

• at which Board members then served as officers and employees (including Mattel, Inc. and Target Corporation); and

• at which Board members then served as outside Directors (including Chevron Corporation, ConAgra Brands, Inc., Discover Financial Services, Exelon Corporation, Illinois Tool Works Inc., Jones Lang LaSalle Incorporated, The Kraft Heinz Company, Navigant Consulting, Inc. and Wells Fargo & Company).

These relationships involved McDonald's purchases of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect Director independence.

The Board also reviewed certain *de minimis* arm's-length retail transactions with other companies affiliated with Directors, as well as Company donations to not-for-profit organizations with which Board members or their immediate family members were affiliated by service as directors or trustees.

Based on its review, the Board determined that none of its non-management Directors has a material relationship with the Company and that all of them are independent. Our non-management Directors are Lloyd Dean, Robert Eckert, Margaret Georgiadis, Enrique Hernandez, Jr., Jeanne Jackson, Richard Lenny, John Mulligan, Sheila Penrose, John Rogers, Jr. and Miles White. In addition, the Board previously determined that Walter Massey, who served as Director during 2017 and did not stand for re-election at our 2017 Annual Shareholders' Meeting, was independent.

MEETING ATTENDANCE

Our Board met six times during 2017. As a group, our Directors attended 97% of the total number of meetings of the Board and respective Committees on which they serve. In addition, Directors are expected to attend the Annual Shareholders' Meeting and all Board meetings and meetings of the Committees on which they serve. All Directors who stood for re-election last year attended the 2017 Annual Shareholders' Meeting.

EXECUTIVE SESSIONS

The independent Directors meet regularly in executive sessions, which, from time to time, include the CEO. An executive session is typically scheduled immediately before or after each regular Board meeting. At such sessions, the Chairman presides, except in such matters as may involve his re-election or compensation, in which case the Chair of the Governance Committee presides. Executive sessions are also regularly scheduled for Committee meetings, other than the Executive Committee, throughout the year.

BOARD COMMITTEES

Our Board has the following Committees: Audit & Finance; Compensation; Governance; Public Policy & Strategy; Sustainability & Corporate Responsibility and Executive. Each Committee has the responsibilities set forth in its respective Charter, which has been adopted by the Board. Other than the Executive Committee, all Committees review their respective Charters at least annually, and changes are recommended to the full Board for approval. Committee Charters are available on the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/board-committees-and-charters.html*.

Consistent with its commitment to strong corporate governance, our Board continually assesses its Committee structure to reflect best practices and meet the evolving needs of the Company and our business. In 2016, our Board established a Public Policy & Strategy Committee to provide more focused oversight and counsel to management on the Company's short- and long-term strategies, as well as other matters that are important to the iconic McDonald's Brand. The Committee also provides counsel and oversight on a number of key topics, including human capital management strategies and cybersecurity and technology risks.

All Committee members are independent as defined by the listing standards of the New York Stock Exchange (NYSE) and the Board's Standards on Director Independence, except for our CEO, who serves solely on the Executive Committee. In addition, the Board has determined that each member of the Audit & Finance Committee is financially literate, and that Lloyd Dean, Margaret Georgiadis and John Mulligan qualify as "audit committee financial experts" as defined by applicable SEC rules and NYSE listing standards.

The primary responsibilities of each Committee are summarized on the following pages. Each Committee also has oversight of risk areas as illustrated beginning on page 33.

AUDIT & FINANCE COMMITTEE

Members	Primary Areas of Oversight
John Mulligan (Chair) (FE) Lloyd Dean (FE) Margaret Georgiadis (FE) Sheila Penrose (FE = Financial Expert) **Meetings in 2017:** 8	• Oversees financial reporting, accounting, control and compliance matters • Appoints and evaluates the independent auditor • Reviews with the internal and independent auditors the scope and results of their audits, the adequacy and effectiveness of internal controls and the performance of the internal auditors • Reviews material financial disclosures • Reviews the Company's capital structure, dividend policy and plans for share repurchases • Oversees financial risk and evaluates management's process to assess and manage enterprise risk issues • Pre-approves all audit and permitted non-audit services • Annually reviews the Company's Sarbanes-Oxley and tax compliance • Reviews the Company's Disclosure Controls and Procedures

The Audit & Finance Committee establishes its meeting calendar for the following year during the fourth quarter, and typically addresses the following key matters throughout the year:

First Quarter
- Review Form 10-K
- Review critical accounting policies
- Review Disclosure Controls and Procedures, internal control over financial reporting and management's conclusions about their effectiveness
- Approve Committee-related disclosures for Proxy Statement
- Review independent auditors' services and fees
- Review Internal Audit year-end report and SOX and tax compliance
- Monitor enterprise risk process



Fourth Quarter
- Review Form 10-Q
- Monitor Disclosure Controls and Procedures and management's conclusions about their effectiveness
- Review update on independent auditors' services
- Review Internal Audit plan for following year
- Annual review of compliance program
- Review Committee Charter and Committee evaluation

Second Quarter
- Review Form 10-Q
- Monitor Disclosure Controls and Procedures and management's conclusions about their effectiveness

Third Quarter
- Review Form 10-Q
- Monitor Disclosure Controls and Procedures and management's conclusions about their effectiveness
- Review independent audit plan and associated fees for annual audit
- Monitor new or proposed regulatory and accounting initiatives
- Review mid-year update regarding Internal Audit plan
- Discuss capital structure, including dividends and share repurchases

COMPENSATION COMMITTEE

Members	Primary Areas of Oversight
Jeanne Jackson (Chair) Lloyd Dean Richard Lenny John Rogers, Jr.	• Oversees executive compensation and the Company's compensation program and policies • Reviews risks related to compensation programs • For more information, see the Compensation Discussion and Analysis beginning on page 41.

Meetings in 2017: 5

The Compensation Committee establishes its meeting calendar for the following year during the fourth quarter, and typically addresses the following key matters throughout the year:

First Quarter
- Determine prior year payouts
- Approve annual salaries for executives, determine current year awards and establish performance targets
- Assess potential compensation-related risks
- Review and approve compensation-related disclosures for Proxy Statement
- Evaluate potential exclusions from financial results used to determine incentive compensation
- Consider shareholder proposals, as appropriate



Fourth Quarter
- Consider total compensation program
- Establish plan design, including performance metrics and payout ranges for upcoming year
- Review peer group
- Review potential risks associated with plan design and/or payout ranges
- Review Committee Charter and Committee evaluation
- Evaluate potential exclusions from financial results used to determine incentive compensation

Second Quarter
- Monitor trends in executive compensation
- Review feedback from shareholders and policies of investors and proxy advisory firms
- Review executives' progress against stock ownership requirements
- Evaluate potential exclusions from financial results used to determine incentive compensation

Third Quarter
The Committee does not generally meet during the third quarter; however, it will address matters that arise off-cycle (e.g., promotional and new-hire compensation) and will evaluate potential exclusions from financial results used to determine incentive compensation

GOVERNANCE COMMITTEE

Members	Primary Areas of Oversight
Miles White (Chair) Robert Eckert Enrique Hernandez, Jr. Jeanne Jackson John Rogers, Jr. **Meetings in 2017:** 6	• Monitors the Board's structure, operations and Committee memberships • Sets criteria for Board membership • Considers and recommends candidates for election or to fill vacancies • Develops Board succession plans and makes recommendations to the Board on succession matters • Evaluates Director and Board performance and assesses Board composition and size • Recommends to the Board compensation for non-management Directors • Reviews the Company's Corporate Governance Principles and oversees governance risks

The Governance Committee establishes its meeting calendar for the following year during the fourth quarter, and typically addresses the following key matters throughout the year:



First Quarter
• Review Corporate Governance Principles
• Discuss Director candidate pipeline/succession planning
• Recommend Director nominees/candidates for election at Annual Shareholders' Meeting
• Review investor outreach and engagements
• Consider shareholder proposals, as appropriate

Second Quarter
• Recommend Committee appointments, election of Chairman and Chairman compensation
• Update on proxy voting projections
• Discuss Director candidate pipeline/succession planning

Third Quarter
• Review Annual Shareholders' Meeting voting results
• Approve Board, Directors and Committees evaluation process and criteria
• Review Directors' compensation and Directors' Code of Conduct
• Discuss Director candidate pipeline/succession planning

Fourth Quarter
• Review Board, Director and Committee evaluations
• Review Director selection process
• Discuss Director candidate pipeline/succession planning
• Review Committee Charter and Committee evaluation

PUBLIC POLICY & STRATEGY COMMITTEE

Members

Robert Eckert (Chair)
Enrique Hernandez, Jr.
John Mulligan
Miles White

Meetings in 2017: 5

Primary Areas of Oversight

- Reviews and monitors the Company's long-term strategy development and implementation
- Reviews and monitors trends and issues that could affect the Company's business activities and performance, as well as reputation
- Reviews and monitors government affairs strategies and priorities
- Reviews human capital management matters
- Reviews and monitors cybersecurity, technology and tax strategies and priorities
- Reviews compliance matters, including compliance with the Company's Political Contributions Policy and employees' compliance with the Company's Standards of Business Conduct
- Reviews risks related to public policy and strategy matters

The Public Policy & Strategy Committee establishes its meeting calendar for the following year during the fourth quarter, and typically addresses the following key matters throughout the year:

First Quarter
- Update on compliance program, tax strategy, labor matters and government relations
- Discuss human capital management matters
- Review technology/cybersecurity report
- Review corporate political contributions report
- Consider shareholder proposals, as appropriate



Fourth Quarter
- Update on compliance program and tax strategy
- Review Committee Charter and Committee evaluation

Second Quarter
- Discuss corporate strategy
- Review compliance program annual report

Third Quarter
- Discuss corporate strategy and plans for Board's annual strategy review
- Update on compliance program
- Review technology/cybersecurity report
- Review corporate political contributions report

SUSTAINABILITY & CORPORATE RESPONSIBILITY COMMITTEE

Members	Primary Areas of Oversight
Sheila Penrose (Chair) Margaret Georgiadis Richard Lenny **Meetings in 2017:** 4	• Reviews and monitors the Company's strategies and efforts to address Brand trust through its performance as a sustainable organization • Reviews and monitors Scale for Good priorities and other matters important to the Company, including philanthropy and diversity and inclusion • Reviews and monitors the development and implementation of performance metrics with respect to the Company's Scale for Good • Reviews the Company's global sustainability communication plans and reporting • Reviews risks related to sustainability and corporate responsibility matters • Considers shareholder proposals, as appropriate

For more information on the matters under the Sustainability & Corporate Responsibility Committee's oversight and addressed throughout the year, see information under the heading "Scale for Good" on page 36.

EXECUTIVE COMMITTEE

The Executive Committee may exercise most Board powers during the periods between Board meetings. The Executive Committee members are Stephen Easterbrook (Chair), Robert Eckert, Enrique Hernandez, Jr., Jeanne Jackson, John Mulligan and Miles White. The Executive Committee did not meet during 2017.

MANAGEMENT SUCCESSION PLANNING

The Board regularly reviews short- and long-term succession plans for the CEO and other senior management positions. In assessing possible CEO candidates, the independent Directors identify the skills, experience and attributes they believe are required to be an effective leader in light of the Company's global business strategies, opportunities and challenges. The Board employs a similar approach with respect to evaluating possible candidates for other senior management positions. Our Board regularly interacts with members of management who are possible candidates to succeed the CEO and other members of senior leadership. In general, the Board's management succession planning is designed to anticipate both expected successions, such as those arising from anticipated retirements, as well as unexpected successions, such as those occurring when executives leave for positions at other companies, or due to death, disability or other unforeseen events.

RISK OVERSIGHT

The Board is actively engaged in overseeing the Company's integrated enterprise risk management framework, which is designed to identify, assess and prioritize strategic, financial and reputational risks with the potential to have a sustained impact on the Company. The Board exercises its oversight, both as a whole Board and through its standing Committees (which are comprised solely of independent Directors). Given management's responsibility for the design and execution of the Company's enterprise risk management framework, an important element of the Board's oversight involves its regular interaction with senior leadership, including on the Company's business strategy and operations as well as its risk profile and the principal risks it faces. In 2017, with oversight from the full Board, the Company enhanced its enterprise risk management framework to further protect the McDonald's Brand. The enhanced processes leverage internal risk committees comprised of cross-functional senior leadership, which meet regularly to evaluate and prioritize risk in the context of the Company's new Velocity Growth Plan strategy and cultural transformation, with further escalation to the CEO and Board as appropriate. The Company's Internal Audit function also supports risk identification and risk monitoring within the Company.



Board
The Board oversees risk management related to entire corporate enterprise, as informed by management updates and informed by the work of Committees.

Committees
The Committees consider risks within their respective areas of accountability and report back to the Board.

Management
Management provides regular updates to the Board regarding the Company's risk exposures and mitigation effects.

The Board's oversight process is further outlined below:

Board	- Under the Company's Corporate Governance Principles, the entire Board is responsible for overseeing the Company's enterprise-wide risk management framework and the processes that are in place to safeguard the Company's assets and manage material risks facing the Company. - The Board conducts an annual review of strategic risks and, among other items, considers the Company's strategy, competitive landscape, capital structure and succession planning. - Each of the Audit & Finance, Compensation, Governance, Public Policy & Strategy and Sustainability & Corporate Responsibility Committees are responsible for overseeing risks within their respective areas of accountability. These Committees report any risks that they conclude are reasonably likely to be material to the Company to the full Board and regularly update the Board on their particular risk oversight activities. - The Board also considers any emerging risks that may require assignment to a particular Committee for continuing oversight.

Audit & Finance Committee	• The Audit & Finance Committee assists the Board in fulfilling its oversight responsibility by evaluating management's process to assess and manage the Company's enterprise risk issues. • This Committee oversees risks associated with financial reporting, internal controls, capital structure and treasury and compliance matters. • This Committee discusses with financial management, Internal Audit and the Company's independent auditors major risk exposures and the adequacy and effectiveness of accounting and financial controls.
Compensation Committee	• The Compensation Committee assists the Board in fulfilling its oversight responsibility by assessing and responding as appropriate to risks related to the Company's executive compensation matters. • This Committee oversees risks related to the Company's compensation program and policies, including incentive plans, and whether such programs and policies incentivize unnecessary and excessive risk taking. • For additional information regarding this Committee's oversight of risks related to the Company's compensation program, see "Risk and Compensation Programs" on page 53.
Governance Committee	• The Governance Committee assists the Board in fulfilling its oversight responsibility by assessing and responding as appropriate to risks related to governance-related matters, including Director selection and succession planning. • This Committee reviews Director compensation matters, including risks associated with such compensation.
Public Policy & Strategy Committee	• The Public Policy & Strategy Committee assists the Board in fulfilling its oversight responsibility by assessing and responding as appropriate to risks related to strategy, public policy, human capital management and tax planning. • This Committee reviews and monitors the Company's assessment and management of cybersecurity and other technology risks.
Sustainability & Corporate Responsibility Committee	• The Sustainability & Corporate Responsibility Committee assists the Board in fulfilling its oversight responsibility by assessing and responding as appropriate to risks related to Brand trust and sustainability matters. • For more information on the Company's sustainability priorities, see the disclosure under the heading "Scale for Good" on page 36.

For more information about specific risks facing the Company, see the disclosure under the heading "Risk Factors and Cautionary Statement Regarding Forward-Looking Statements" in our 2017 Annual Report on Form 10-K.

SHAREHOLDER ENGAGEMENT

Our Board and management team have developed a robust shareholder engagement program. Throughout the year, we engage with a significant and diverse portion of shareholders on topics of importance to both our Company and shareholders. In addition to discussing our business results and initiatives, strategy, and capital structure, we engage on other matters, such as Board composition, tenure and refreshment and other corporate governance practices; executive compensation; and environmental, social, and other sustainability topics.

In 2017, we reached out to a broad group of shareholders, including actively-managed funds, index funds, hedge funds, union and public pension funds and socially-responsible investment funds, that are based in and outside of the U.S. This group represented approximately 50% of our outstanding shares. Shareholder feedback, including through direct discussions and prior shareholder votes, as well as engagement with proxy and other investor advisory firms that represent the interests of a wide array of shareholders is reported to our Governance Committee periodically throughout the year. We also review our practices against guidelines published by shareholders and proxy advisory firms, among others. As appropriate, the Governance Committee may delegate specific issues to relevant Committees for further consideration.

The following graphic illustrates elements of our ongoing shareholder outreach and engagement, as well as certain items that take place more specifically before, during and after our Annual Shareholders' Meeting:



Ongoing Shareholder Engagement

| Business Strategy and Performance | Capital Structure | Executive Compensation | Board Composition, Tenure and Refreshment and Other Governance Practices | Oversight of Risk and Strategy | Environmental, Social and Other Sustainability Matters |

Before Annual Shareholders' Meeting

- Discuss shareholder proposals with proponents, on case-by-case basis
- Publish Annual Report and Proxy Statement, highlighting recent Board and Company activities
- Engage shareholders and seek feedback on matters presented for their consideration

At Annual Shareholders' Meeting

- Engage directly with shareholders and other stakeholders
- Receive voting results for management and shareholder proposals

Off-season engagement and evaluation of practices

- Engage shareholders and other stakeholders regarding our Board, governance and executive compensation practices to better understand investors' viewpoints and inform boardroom discussions
- Attend and participate in investor and governance related events to learn about emerging trends or issues and further engage shareholders
- Evaluate potential changes to Board, governance or executive compensation practices in light of shareholder feedback and review of practices

After Annual Shareholders' Meeting

- Discuss vote results from Annual Shareholders' Meeting in light of existing governance and compensation practices, as well as feedback received from shareholders, and determine if any follow-up actions are appropriate
- Review corporate governance trends, recent regulatory developments, and the Company's own corporate governance documents, policies and procedures to determine if any enhancements should be considered
- Determine topics for discussion during off-season shareholder engagement

BOARD'S RESPONSE TO SHAREHOLDER PROPOSALS

Following the Annual Shareholders' Meeting, the Governance Committee considers the voting outcomes for management and shareholder proposals. In addition, the Governance Committee and other Board Committees, as appropriate, consider proposed courses of action in light of the voting outcomes of shareholder proposals under their oversight.

At the 2017 Annual Shareholders' Meeting, an advisory shareholder proposal regarding the use of antibiotics by the Company's meat suppliers received support of approximately 30% of shares voted. In August 2017, the Company updated its antibiotics vision with oversight from the Sustainability & Corporate Responsibility Committee. The 2017 vision (available at *http://corporate.mcdonalds.com/content/corpmcd/scale-for-good/our-food/animal-health-and-welfare.html*) establishes that the routine preventative use of antibiotics is not permitted within our supply chain and instead highlights our purchasing preferences for chicken, beef, and pork raised in compliance with this new vision. The Company received a similar shareholder proposal for the 2018 Annual Shareholders' Meeting and reached a successful outcome of an exchange on this issue with the proponent and other shareholders, resulting in withdrawal of the proposal.

At the same meeting, an advisory shareholder proposal requesting a report on the environmental impacts of polystyrene foam beverage cups received support of approximately 31% of shares voted. The Company has since announced that it plans to eliminate foam packaging from its global system by the end of 2018. For more information, see the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/scale-for-good/packaging-and-recycling.html#goals*.

In addition, an advisory shareholder proposal to decrease the threshold to call special shareholder meetings received support of approximately 48% of shares voted at last year's Annual Shareholders' Meeting. In response, the Governance Committee carefully considered the proposal and continues to believe that in light of the Company's ongoing commitment to shareholder engagement and sound governance practices, including the fact that the Company's current By-Laws provide shareholders the right to call special meetings, it is unnecessary to take steps to implement this proposal.

RESPONSIBLE LEADERSHIP

SCALE FOR GOOD

The Company's sustainability vision and initiatives are embodied in our recently launched Scale for Good platform, which establishes our commitment to global priorities that are aligned with our strategic objectives and designed to drive meaningful change in partnership with our franchisees and suppliers. Our current Scale for Good priorities include beef sustainability, packaging and recycling, commitment to families, investment in people and climate action. Beyond these priorities, the Company continues to drive progress on our goals and commitments across key social and environmental topics such as diversity and inclusion, animal health and welfare, and supporting families and farmers.

Highlights from some of our most recent Scale for Good achievements include:

BEEF SUSTAINABILITY

We launched a 2020 vision to lead a global movement for beef sustainability designed to accelerate industry progress, engage farmers, pioneer new practices and preserve forests in regions with identified deforestation risks where beef is produced.

PACKAGING AND RECYCLING

We expanded our global goals for sustainable packaging and restaurant recycling, which are aligned with the Company's Commitment on Forests.

COMMITMENT TO FAMILIES

We established new global goals for our iconic Happy Meal menu designed to offer more balanced meals, simplify ingredients, and leverage innovative marketing to help impact the purchase of foods and beverages that contain recommended food groups in Happy Meals.

CLIMATE ACTION

We became the first global restaurant company to address climate change by setting a 2030 target, which was approved by the Science Based Target initiative (SBTi). The Company's target will involve collaboration with franchisees and suppliers to reduce greenhouse gas emissions from McDonald's restaurants and supply chain.

ANIMAL HEALTH AND WELFARE

We announced antibiotics and animal welfare policies in markets around the world, which set out to source chickens that have not been treated with antibiotics defined by the World Health Organization as Highest Priority Critically Important to Human Medicine (HPCIA).

For more information on the Scale for Good platform, see the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/scale-for-good/using-our-scale-for-good.html*.

INVESTMENT IN PEOPLE

In addition, the Company has raised the bar on what it means to be a responsible employer. We are proud of the positive impact McDonald's makes in local communities around the world by providing opportunities through employment, training and education, particularly given that working at McDonald's is often a first job and can be a launching pad for a career — at a McDonald's restaurant or elsewhere.

We recently increased contributions toward educational opportunities for eligible restaurant employees, investing up to $150 million over a five year period toward the "Archways to Opportunity" program, which will increase tuition assistance for eligible employees and extend educational and advising resources to their families.

For additional information on our efforts with regard to investing in people, see the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/scale-for-good/investment-in-people.html*.

CORPORATE GOVERNANCE PRINCIPLES

The Governance Committee regularly reviews the Company's Corporate Governance Principles and other governing documents and policies to ensure their appropriateness in light of the Company's current and expected long-term circumstances, as well as evolving best practices. The Company's Corporate Governance Principles are available on our website at *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

CODE OF CONDUCT FOR THE BOARD OF DIRECTORS

Each year, our Directors confirm that they have read, and will comply with, the Code of Conduct for the Board of Directors. This code may be found on our website at *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/codes-of-conduct.html*.

DIRECTOR COMPENSATION

Only non-management Directors are paid for their service on our Board. Through June 30, 2017, this compensation was as follows: (i) an annual cash retainer of $110,000; (ii) common stock equivalent units with a $165,000 value granted annually under the Directors' Deferred Compensation Plan (Directors' Plan); (iii) an annual cash retainer fee of $30,000 for the Chair of the Audit & Finance Committee; and (iv) an annual cash retainer fee of $25,000 for each Director serving as Chair of the Compensation, Governance, Public Policy & Strategy or Sustainability & Corporate Responsibility Committee.

In 2017, our Board's independent compensation consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), presented market data and peer benchmarking for the Company's non-employee director compensation. Upon evaluating this information, the Governance Committee recommended, and our Board approved, an increase effective July 1, 2017 to $175,000 for the value of common stock equivalent units to be granted to each Director annually under the Directors' Plan, to maintain the Company's competitive market position to attract and retain Directors and Director candidates. The level and type of compensation paid to the non-employee Directors otherwise remained the same, as it was determined to be competitive and well-structured for 2017.

Directors serving for a portion of the year receive prorated compensation. In addition, our Board considers and may, in its discretion, grant additional compensation to the Non-executive Chairman. Upon the recommendation of our Governance Committee, the disinterested members of our Board awarded Mr. Hernandez an annual retainer fee of $250,000 and a restricted stock unit award with a deemed grant value of $250,000 for his service as Chairman.

The Company reimburses non-management Directors for expenses incurred in attending Board, Committee, shareholder and other McDonald's business meetings, as well as expenses for Director continuing education. In addition, the Company matches up to $10,000 of charitable contributions made annually by Directors to certain types of tax-exempt organizations.

The following table summarizes the compensation received by each non-management Director serving in 2017:

Name	Fees earned or paid in cash ($)(2)	Stock awards ($)(3)(4)	All other compensation ($)(5)	Total ($)
Lloyd Dean	110,000	170,000	800	280,800
Robert Eckert	135,000	170,000	10,800	315,800
Margaret Georgiadis	110,000	170,000	800	280,800
Enrique Hernandez, Jr.	360,000	414,016	26,602	800,618
Jeanne Jackson	135,000	170,000	10,800	315,800
Richard Lenny	110,000	170,000	10,800	290,800
Walter Massey (1)	43,819	65,096	10,000	118,915
John Mulligan	140,000	170,000	10,800	320,800
Sheila Penrose	135,000	170,000	800	305,800
John Rogers, Jr.	110,000	170,000	10,800	290,800
Miles White	135,000	170,000	10,800	315,800

(1) Dr. Massey did not stand for re-election at the 2017 Annual Shareholders' Meeting and received prorated compensation to reflect his service in 2017.

(2) Non-management Directors may defer all or a portion of their retainer(s) in the form of common stock equivalent units under the Directors' Plan. Such deferrals, as well as the annual grant of common stock equivalent units described in footnote 3 below, are credited to an account that is periodically adjusted to reflect the gains, losses and dividends associated with a notional investment in our common stock. Common stock equivalent units so credited are based on a per-share price equal to the closing price of our common stock on the date of credit. Amounts credited are deferred until retirement from the Board or a date specified by the Director. A Director may elect that all or a portion of the credited amount be paid in a lump sum or equal annual installments over a period of up to 15 years beginning after retirement from the Board. In the event of death, amounts are paid in a lump sum. For Mr. Hernandez, the amount in this column also reflects additional compensation of $250,000 for his service as Chairman.

(3) Common stock equivalent units are deferred until retirement from the Board or death. A Director may specify that deferred amounts from each year's award be paid in a lump sum or equal annual installments over a period of up to 15 years beginning after retirement from the Board. In the event of death, amounts are paid in a lump sum. Amounts in this column represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718) of common stock equivalent units granted under the Directors' Plan on December 31, 2017 to each non-management Director who served on the Board during 2017. Due to the compensation changes described above, such amounts reflect prorated values before and after July 1, 2017 of $165,000 and $175,000, respectively. In connection with his service as Chairman, Mr. Hernandez also received a grant of 1,593 restricted stock units in July 2017 with an aggregate grant date fair value of $244,016 computed in accordance with ASC 718. These restricted stock units vest on the later of one year from the date of grant or Mr. Hernandez's departure from the Board, and shall be payable in either shares of the Company's stock or cash, at the Company's discretion.

(4) Outstanding stock awards held by non-management Directors are set forth below. Stock awards include common stock equivalent units under the Directors' Plan and, in the case of Mr. Hernandez, both common stock equivalent units and restricted stock units as described in footnote 3. Amounts are as of December 31, 2017.

Name	Outstanding stock awards
Lloyd Dean	4,406
Robert Eckert	54,470
Margaret Georgiadis	3,417
Enrique Hernandez, Jr.	77,006
Jeanne Jackson	67,132
Richard Lenny	31,119
Walter Massey	39,863
John Mulligan	2,776
Sheila Penrose	23,721
John Rogers, Jr.	50,886
Miles White	13,637

(5) Represents Company matching gifts of charitable contributions to tax-exempt organizations for participating non-management Directors that were received in 2017, and, for each non-management Director other than Dr. Massey, a McDonald's gift card and McDonald's merchandise received in connection with the launch of McDelivery. For Mr. Hernandez, this amount also includes travel expenses incurred to accommodate Mr. Hernandez's schedule incident to a meeting of the Board in London.

EXECUTIVE COMPENSATION

PROPOSAL 2

Item to be voted on:

Advisory vote to approve executive compensation

The Board recommends that you vote FOR this proposal.

The Company is asking its shareholders to approve, on an advisory basis and as required pursuant to Section 14A of the Securities Exchange Act of 1934, the compensation awarded to the named executive officers for 2017, as described in the Executive Compensation section, beginning on page 41, which includes the Compensation Discussion and Analysis (CD&A) and the compensation tables and related narrative discussion.

As fully described in the CD&A, the Company's executive compensation program is designed to support our business initiatives, align the interest of our executives with those of shareholders, and strongly link pay and performance. The Company believes its compensation program appropriately incentivizes executives through a mix of short- and long-term plans that reflect measurable, rigorous performance goals closely aligned with Company strategy.

In 2017, as discussed on page 41, the Company's Velocity Growth Plan resonated with our customers, generating meaningful growth in global comparable sales, guest traffic, operating income, and ultimately shareholder value. These increases are on top of strong prior-year performance, which produced above-target payouts under both the Company's annual plans as well as its long-term (three-year) plans. The Company believes these pay outcomes support our pay for performance compensation philosophy as well as the alignment between executive pay and shareholder value.

The Board believes that the Company's executive compensation program appropriately incentivizes strong operational and financial performance in both the current year and over the long-term, thereby aligning the interests of executives with the interests of shareholders.

Consistent with the Company's past practice and supported by our shareholders at last year's annual shareholders' meeting, we currently hold our Say on Pay vote annually and the next Say on Pay vote is expected to occur at our 2019 annual meeting of shareholders.

Vote

Voting recommendation:



The Board of Directors recommends that shareholders vote FOR the approval, on an advisory basis, of the compensation awarded to McDonald's named executive officers for 2017, as disclosed under SEC rules, including the Compensation Discussion and Analysis and the compensation tables and related narrative discussion included in this Proxy Statement.

COMPENSATION COMMITTEE REPORT

The Compensation Committee (the Committee) of the Board of Directors has reviewed and discussed the Company's Compensation Discussion and Analysis with McDonald's management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

Respectfully submitted,

The Compensation Committee

Jeanne Jackson, *Chair*
Lloyd Dean
Richard Lenny
John Rogers, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

OUR YEAR IN REVIEW

The Company introduced the Velocity Growth Plan in 2017, signifying a shift in focus from our business turnaround plan to a comprehensive, customer-centric growth strategy. Under the Velocity Growth Plan, the Company has established sustainable growth platforms grounded in critical insights around key customer segments that have enabled us to execute with greater speed, efficiency and impact. This multi-dimensional strategy is resonating with our customers and has triggered meaningful growth in sales, guest traffic and shareholder value, which in turn generated above-target payouts under our incentive plans. The Company is now well-positioned to deliver sustained long-term profitable growth for all shareholders.

STRONG FINANCIAL PERFORMANCE*

2017 1-Year Total Shareholder Return	Cumulative 3-Year Total Shareholder Return	2017 EPS Growth	2017 Operating Income	2017 Global Comparable Sales	2017 Global Comparable Guest Counts
45%	101%	17%↑	$9.6 B	5.3%↑	1.9%↑

*   The 1-Year and Cumulative 3-Year Total Shareholder Return percentages are as reported on Bloomberg.com as of December 31, 2017.

EXECUTIVE SUMMARY

Our 2017 pay package included base salary, a short-term cash incentive (STIP), performance-based restricted stock units (RSUs) and stock options. Our NEOs (as defined below) also received a final payout under our long-term cash incentive plan (Cash LTIP) for the 2015 to 2017 performance period. The Cash LTIP was discontinued in 2015 in favor of increased equity incentive compensation, in an effort to more closely align executives' interests with those of our shareholders.

COMPENSATION GUIDING PRINCIPLES

The following **three key principles** guide the design and implementation of our compensation programs, in support of our Velocity Growth Plan.

▶ FIRST PRINCIPLE: PAY FOR PERFORMANCE

We remain committed to a pay-for-performance culture that stresses "at risk" compensation, as evidenced by the pie chart below.



CEO
91%

➡ 91% of CEO Target
Total Direct Compensation
Opportunity is "at risk"*

*   The above chart uses ASC 718 values for equity awards granted in 2017.

Payouts to our executives vary based on performance against robust targets. Our incentive plans are based on diverse strategic financial metrics that are aligned with our key measures of long-term sustainable growth.

Financial Metrics*

Operating income growth	Net income growth
Return on Incremental Invested Capital (ROIIC)	Total Shareholder Return (TSR)

*   Operating income growth is used in our STIP while the other metrics are used in our performance-based RSUs.

In addition, for the NEOs who were employed at year-end, approximately 83% of the target total direct compensation opportunity for 2017 was allocated to variable compensation that is at-risk based on performance.

▶ SECOND PRINCIPLE: DRIVE BUSINESS RESULTS AND LONG-TERM VALUE CREATION

While we believe it is important to reward short-term success, our focus is on driving long-term shareholder value. To this end, over 70% of our CEO's compensation opportunity is delivered in the form of equity awards that vest over several years. Further, we maintain a straightforward and holistic compensation program that supports our strategic business initiatives. Finally, in order to mitigate risk, our compensation program does not focus on a single aspect of business performance, as more fully described below.

▶ THIRD PRINCIPLE   PAY COMPETITIVELY

Attracting, engaging and motivating talented executives who will drive our Velocity Growth Plan is very important to our success. Our compensation opportunities are designed to support this critical objective. As discussed in greater detail below, the Committee establishes a peer group of companies with which we compete for talent and monitors the compensation practices at those peer companies. Further, the Committee considers internal pay equity, as described below, when making executive compensation decisions.

INCENTIVE AWARD PROGRAM - 2017 PAYOUTS

We design our performance metrics to drive improvement year-over-year in order to support the Company's growth strategy and to reward performance over both the short- and long-term.

Strong financial performance over the short- and long-term yielded above target payouts under the 2017 STIP, the 2015-2017 RSUs and 2015-2017 Cash LTIP as set forth in the table below.

Incentive Compensation Element	2017 Payout (% of target)
2017 STIP (Corporate)	152.7%
2015-2017 Performance–based RSUs	200%
2015-2017 Cash LTIP	176.3%

TRANSITION FROM CASH LTIP TO LONG-TERM EQUITY

Historically, the Company's long-term incentives included awards under our Cash LTIP program, with the last awards occurring in 2015. Beginning in 2016, our long-term incentive awards consist entirely of equity-based incentives. SEC rules require proxy disclosure of the value of equity awards in the year of grant and the payout of cash awards upon vesting. Accordingly, the 2017 Summary Compensation Table (SCT) (on page 54), includes the value of equity-based incentives granted in 2017, plus the payout from the Cash LTIP awards granted in 2015. As a result, the 2017 SCT reflects relatively higher 2017 compensation of our NEOs. For further information, please refer to the Long-Term Cash Incentive Plan (Cash LTIP) — Final Payout on page 50.

NAMED EXECUTIVE OFFICERS (NEOs)

NEOs refer to the following executive officers whose compensation is described in this Proxy Statement, pursuant to requirements of the Securities and Exchange Commission.

Stephen Easterbrook	President and Chief Executive Officer (CEO)
Kevin Ozan	Executive Vice President and Chief Financial Officer (CFO)
Douglas Goare	President, International Lead Markets and Global Chief Restaurant Officer
Silvia Lagnado	Executive Vice President, Global Chief Marketing Officer
Christopher Kempczinski	President, McDonald's USA
Gloria Santona*	Former Executive Vice President, General Counsel and Secretary (retired March 3, 2017)

*   Please see the description on page 52 of the benefits Ms. Santona received upon retirement.

COMPENSATION SETTING PROCESS

The Committee meets regularly during the year (five times in 2017). Meeting agendas are determined by the Committee Chair with the assistance of our Chief People Officer. Members of management, including the Chief People Officer, also attend Committee meetings, as well as representatives from the Committee's independent advisor, FW Cook, and external legal counsel, if needed.

At least annually, the Committee reviews our overall executive compensation program to ensure that it remains aligned with current business objectives and evolving best practices. The graphic on page 29 highlights the Committee's annual review process.

FW Cook reviews and provides input on management's recommendations with respect to each of the NEOs at least annually. The Committee considers peer data and other similar information obtained from various sources, including Willis Towers Watson & Co., Aon Hewitt and Meridian Compensation Partners, LLC. While management provides the Committee with its perspectives on compensation matters, no member of management is involved in decisions regarding his or her own compensation.

The Chair of the Committee regularly reports to the Board following Committee meetings. In addition, the Chair, along with the Chairman of the Board, lead the independent Directors in the evaluation of the CEO's performance. Based upon the results of this performance evaluation, and informed by input from FW Cook and the Chief People Officer, the Committee reviews and approves CEO compensation.

ESTABLISHING PERFORMANCE-BASED COMPENSATION

COMPENSATION METRICS

Our compensation program is comprised of both short- and long-term incentive awards, based on objective performance metrics (both absolute and relative), as well as our stock price performance, as reflected in the chart below.

2017 principal performance measures	STIP	Stock options	Performance-based RSUs
Operating income growth	●		
Net income growth			●
ROIIC			●
Share price		●	●

The Committee takes a holistic approach to establishing performance targets under the Company's incentive compensation programs. The Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short- and long-term, and establishing realistic but rigorous targets that continue to motivate and retain executives. In setting these objective performance targets, the Committee considers the Company's financial objectives and the economic, industry and competitive environments.

EXCLUSIONS FROM REPORTED FINANCIAL RESULTS

In order to focus our executives on the fundamentals of the Company's underlying business performance, certain items that are not indicative of ongoing performance may be excluded from the financial results used to determine incentive-based compensation. The Committee considers potential exclusions pursuant to pre-established guidelines, including materiality, to provide clarity and consistency on how it views the business when evaluating performance. Charges/credits that may be excluded include the following categories: "strategic" (such as restructurings, acquisitions and divestitures); "regulatory" (changes in tax or accounting rules); and "external" (extraordinary, non-recurring events such as natural disasters).

For 2017, the Committee reviewed the impact of strategic actions taken in connection with the Company's Velocity Growth Plan (e.g., refranchising gains and asset impairment related to the sale of disaffiliated markets) on performance-based compensation. Consistent with the guidelines noted above, the Committee determined that it was appropriate to exclude certain credits related to those strategic actions from operating income and earnings per share results for purposes of calculating payouts under 2017 STIP, 2015 performance-based RSU awards and the final Cash LTIP. In addition, for performance-based RSUs, the Committee excluded benefits/costs associated with the Company's strategic incremental share repurchases and corresponding debt obligations as well as a net tax liability resulting from the 2017 Tax Cut and Jobs Act (Tax Act). As provided in more detail on page 48, the exclusions to operating income meaningfully reduced payouts for the 2017 STIP and 2015-2017 Cash LTIP. These exclusions were applied to the 2015-2017 performance-based RSUs but did not impact payouts.

Payouts under our compensation plans also exclude the effects of foreign currency translation (either positive or negative) since we believe that changes in foreign exchange rates can cause our reported results to appear more or less favorable than business fundamentals indicate.

PEER COMPANIES

Consistent with our goal of providing competitive compensation to incentivize and retain executive talent, we review total direct compensation compared to levels at peer companies that we believe are reflective of our business. When we set executive compensation targets, we use the market median for each compensation element as a reference point; however, we do not specifically target any element of compensation at the market median.

Following an annual review and input from FW Cook, the Committee selects a peer group comprised of companies with which we compete for talent, including our direct competitors, major retailers, producers of consumer branded goods and companies with a significant global presence. Revenues, market capitalization, systemwide sales and TSR are some of the criteria considered in constructing the peer group. Our 24-company peer group (listed below) did not change this year.

3M Company	Johnson & Johnson	Restaurant Brands International Inc.
Best Buy Co., Inc.	Kellogg Company	Starbucks Corporation
The Coca-Cola Company	The Kraft Heinz Company	Target Corporation
Colgate-Palmolive Company	Lowe's Companies, Inc.	Walgreens Boots Alliance, Inc.
Dunkin' Brands Group, Inc.	Mondeléz International, Inc.	Wal-Mart Stores, Inc.
FedEx Corporation	NIKE, Inc.	The Walt Disney Company
General Mills, Inc.	PepsiCo, Inc.	The Wendy's Company
The Home Depot, Inc.	The Procter & Gamble Company	Yum! Brands, Inc.

The following table compares McDonald's size and performance to that of our peer group.

McDonald's vs. Peer Group



	McDonald's	Percentile	Rank
Revenues (most recent fiscal year)*	$22,820	29%	18 of 25
Market Capitalization (12/31/17)*	$137,212	67%	9 of 25
Systemwide sales (most recent fiscal year)*	$90,910	88%	4 of 25
1-year TSR (12/31/17)	45.02%	92%	3 of 25
Cumulative 3-year TSR (12/31/17)	100.88%	100%	1 of 25
Cumulative 5-year TSR (12/31/17)	127.96%	58%	11 of 25

* Dollars in millions. Financial data as reported on Bloomberg.com and as of December 31, 2017 unless otherwise indicated.

INTERNAL EXECUTIVE PAY EQUITY

Compensation opportunities reflect our executive officers' positions, responsibilities and tenure in a given position and are generally similar for executives who have comparable levels of responsibility (although actual compensation delivered may differ depending on relative performance). Although our executive pay decisions are based on individual performance and other criteria, we consider the potential impact of internal pay equity on morale, incentive, management alignment and succession planning. In addition, from time to time, we make special one-time equity awards to executives in connection with their hiring, promotion or retention. These awards permit us to meet one-time business objectives with minimum impact to long-term pay equity.

ELEMENTS OF TOTAL DIRECT COMPENSATION

ANNUAL COMPENSATION

BASE SALARY

In setting annual salary levels, we take into account competitive considerations, change in responsibilities, individual performance, tenure in position, internal pay equity and the effect on our general and administrative expenses. In 2017, the Committee did not increase Mr. Easterbrook's base salary, but increased his equity awards to more closely align his compensation with the interests of shareholders and our long-term performance. As Mr. Kempczinski received a salary increase in late 2016 in connection with his promotion to President, McDonald's USA; he also did not receive a salary increase in 2017. Messrs. Goare and Ozan and Ms. Lagnado each received a modest salary increase for 2017 as part of the annual review process.

SHORT-TERM CASH INCENTIVE (STIP)

Our STIP rewards growth in annual operating income, which measures the success of the most important elements of our business strategy. Operating income growth requires the Company to balance increases in revenue with financial discipline to produce strong margins and a high level of cash flow. If there is no growth in operating income, there is no STIP payout. STIP payouts are capped at 200% of target.

If sufficient operating income growth is achieved, STIP payouts take into account pre-established "modifiers" reflecting other measures of Corporate and/or segment performance that are important drivers of our business. To drive further accountability for and focus on the Company's strategic objectives, 2017 STIP modifiers were closely aligned with growth accelerators under the Velocity Growth Plan, and the Committee increased the weighting applied to each modifier in determining payouts compared to prior years.
2017 modifiers included the following objective metrics:

Modifier Metric	Description
Comparable Guest Count Growth	• Measures the health of our business • Strengthens our focus on this important measure • Potential impact of plus or minus up to 25 percentage points (in 2016, it was plus or minus 10 percentage points)
Implementation of Delivery Initiative	• Incentivizes rapid expansion of our Delivery initiative • Potential impact of 0 to 25 percentage points

The following graphic illustrates the Corporate STIP payout calculation for 2017:


Target award $
X
Corporate/ segment team factor based on
=
Final award ≤200% of target award for 2017
Operating income growth
+
Modifier impact
-25% to +50%

The chart below provides operating income growth necessary to achieve threshold, target and maximum payouts under 2017 STIP for Corporate (prior to adjustment based on the modifiers discussed above):

2017	Threshold	Target	Maximum
Consolidated annual operating income growth*	0%	6.1%	12.4%

* Payout percentage interpolated for results that fall between each of the performance levels specifically identified.

The following table shows the operating income targets and results under 2017 STIP:

(Dollars in millions)	Target 2017 operating income ($)	Target 2017 operating income growth over 2016 (%)	2017 adjusted operating income* ($)	2017 adjusted operating income growth over 2016 (%)
Corporate	8,484	6.1	8,655	8.2
U.S.	4,002	5.5	4,022	6.0
International Lead Markets (ILM)	3,040	5.8	3,106	8.0
High Growth Markets	1,160	5.8	1,195	8.9
Foundational Markets	1,073	9.9	1,182	21.2

* Adjusted for the exclusions discussed on page 45, which had the following impact (reduction of operating income) on the calculation of incentive awards (including 2017 STIP, 2015-2017 Cash LTIP and 2015-2017 performance-based RSUs): Corporate $(870) million; U.S. $0; International Lead Markets $(36) million; High Growth Markets $(785) million, and Foundational Markets $(40) million.

The 2017 STIP target awards and payouts for the NEOs are shown in the table below. Please see the notes to the Grants of Plan-Based Awards table on page 57 for more information regarding the team factors applicable to each NEO as well as the impact of the modifiers on these payouts.

Named executive officer	Applicable team factor	Target STIP payment as percentage of salary (%)	2017 target STIP payout ($)	2017 STIP payout ($)	STIP payment as percentage of target (%)
Stephen Easterbrook	Corporate	175%	2,275,000	3,473,925	152.7
Kevin Ozan	Corporate	100%	750,000	1,145,250	152.7
Douglas Goare	Corporate (25%) ILM (75%)	90%	639,000	954,666	149.4
Silvia Lagnado	Corporate	80%	512,000	781,824	152.7
Christopher Kempczinski	Corporate (25%) U.S. (75%)	90%	607,500	813,291	133.9
Gloria Santona	Corporate	85%	98,903*	151,025	152.7

* As a result of her March 2017 retirement, Ms. Santona was entitled to a prorated payout.

LONG-TERM INCENTIVE COMPENSATION



RESTRICTED STOCK UNITS (RSUs)

RSUs provide the right to receive a share of McDonald's stock, subject to certain vesting requirements. RSUs granted to the NEOs typically are subject to both service- and performance-based vesting requirements.

RSUs granted in 2017 as part of the annual cycle will vest on the third anniversary of the grant date, subject to the Company's achievement of two key financial metrics, compound annual net income growth and ROIIC, subject to a relative TSR modifier over the 2017-2019 performance period, as illustrated in the graphic below. This balanced set of metrics encourages an increase in profitability and an efficient and effective use of capital, which will enhance shareholder value. These awards also align the interests of our NEOs with those of our shareholders by delivering payouts in the form of Company stock.

Payout of the RSUs is limited to 200% of the target award (calculated as a cap of 180% of target based on the two performance metrics, subject to a modifier of up to an additional 20% based on the Company's cumulative TSR vs. the S&P 500 Index over the performance period).

In addition to the performance-based RSUs awarded as part of the annual grant cycle, an executive may receive a special RSU award (e.g., a sign-on, retention or promotional incentive) from time to time. Such special RSU awards may be either performance-based or time-based. For example, as an incentive to join the Company, Ms. Lagnado received a sign-on award of time-based RSUs in 2017 that vested on the first anniversary of the grant date.

In 2015, the Committee granted RSUs to our executives, which were subject to EPS performance over the 2015 to 2017 performance period. As the Company's compound annual EPS growth rate exceeded the maximum threshold of 11%, the RSUs vested at 200% of the target amount.

2017-2019*	Threshold	Target	Maximum*
3-year ROIIC	10%	10 to 24.9%	25%
Compound annual net income growth	1%	5%	9%

*   A maximum payout will be earned if the Company achieves 9% net income growth and ROIIC exceeds the 10% threshold over the performance period. At 8% net income growth, a maximum payout can also be earned with ROIIC of at least 25%.

Cumulative TSR v. S&P 500 Index Modifier*

0 - 19%-tile	-20%
20 - 39%-tile	-10%
40 - 59%-tile	0%
60 - 79%-tile	10%
80 - 100%-tile	20%

STOCK OPTIONS

Options granted to our NEOs have an exercise price equal to the closing price of our common stock on the grant date, a term of ten years and vest ratably over four years, subject to continued service. Options provide value only if our share price increases, thereby closely aligning executive pay with shareholder interests. The Company's policies and practices regarding option grants, including the timing of grants and the determination of the exercise price, are described on page 53.

LONG-TERM CASH INCENTIVE PLAN (CASH LTIP) — FINAL PAYOUT

The Committee eliminated the Cash LTIP, with the 2015-2017 award being the final cycle. Beginning in 2016, the Committee replaced the Cash LTIP with long-term incentives in the form of options and performance-based RSUs in approximately equal economic proportions. The final Cash LTIP payout was made in March 2018 primarily based on growth in operating income and ROIIC over the 2015-2017 performance period. The Company's operating income and ROIIC performance during the 2015-2017 period was strong, including our relative TSR, resulting in a final LTIP payout at 176.3% of target. The following graphic depicts the calculation of the 2015-2017 Cash LTIP payouts:


Payout factor determined based on:
Payout factor adjusted by:
Compound annual operating income growth (75%)
ROIIC (25%)
+
Share of traffic
X
Cumulative TSR Multiplier
0-180 Points
+/- 20 Points
+/- 15%
Cash LTIP target amount ($)
Final Cash LTIP payout
≤ 230% of target award

The Company's elimination of the Cash LTIP and replacement of that value in the form of equity-based awards impacts the compensation amounts disclosed in the 2017 Summary Compensation Table (SCT). As required, the Cash LTIP is included in the SCT in the year of vesting (not the year in which the award is granted as is the case with equity-based awards). As a result, the 2017 SCT includes both the 2015-2017 Cash LTIP payout and the stock option and performance-based RSU awards granted in 2017.

2018 CHANGES TO COMPENSATION PROGRAM

In 2017, the Company undertook a holistic review of our incentive compensation programs (executive and broad-based) to ensure that they continue to reflect our compensation guiding principles and align with the Company's culture and desired behaviors, as well as reward performance in support of the Velocity Growth Plan. Based on this review, we have implemented the following changes for 2018.

PERFORMANCE-BASED RSUs

While the existing ROIIC performance metric and a TSR modifier were maintained for 2018, the net income metric was replaced with EPS. As our long-term business strategies and financial targets as well as plans for returning capital to shareholders are now established, we believe the strategic measure of EPS is more appropriate. This change also provides further diversification of metrics between our short-term plans and our long-terms plans. In addition, dividend equivalent rights will now accumulate on RSUs. Both of these changes are consistent with market practice.

EXPANDED CLAWBACK PROVISIONS

Our cash incentives have contained clawback provisions since 2013. In order to strengthen these protections, beginning in 2018, we added clawbacks to the existing forfeiture provisions provided for in our equity awards to executives. This change furthers the following key principles — maintaining sound corporate governance policies, encouraging accountability and managing risk. For further details on our clawbacks, please see page 53.

ENHANCED DIFFERENTIATION

To further reinforce our pay for performance culture, we have enhanced our focus on differentiating top performers, including through increases in base salary and above-target equity grants.

SHAREHOLDER ENGAGEMENT AND STRONG SUPPORT OF SAY ON PAY

Throughout the year, management and Directors engage in dialogue with a significant portion of the Company's shareholder base on a variety of matters important to both the Company and its investors, including our executive compensation program (for more details see page 35). The Committee considers feedback received through direct discussions with investors as well as previous "Say on Pay" results and the voting results of any shareholder proposals related to our executive compensation program. Our compensation program has received very strong shareholder support over the last five years, receiving at least 94% support in each year (including 95% in 2017).

OTHER COMPENSATION ELEMENTS

RETIREMENT SAVINGS ARRANGEMENTS

We believe a competitive retirement program contributes to the recruitment and retention of top executive talent. NEOs participate in the same tax-qualified defined contribution retirement savings plan and non-tax qualified deferred compensation retirement plan applicable to U.S.-based employees.

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

The Company has a broad-based U.S. severance plan that covers our NEOs. Benefits under the severance plan are described under "Potential Payments Upon Termination of Employment" on page 62.

The Company does not have any change in control agreements. Further, we do not provide for any single-trigger severance benefits or Section 280G tax gross-up payments.

PERQUISITES AND OTHER BENEFITS

The Company provides certain limited perquisites to NEOs, including a car allowance, financial planning, physical examination (which are also available for the NEOs' spouses), life insurance, matching charitable donations, and limited personal items. The safety and security of our employees is a priority for the Company, accordingly, we provide risk-based executive security for select NEOs. As an additional security measure, the CEO uses the Company's aircraft for personal use, subject to reimbursement of a portion of the cost.

The Company does not provide any tax gross-ups on perquisites. NEOs also participate in all of the broad-based benefit and welfare plans available to Company staff in general.

RETIREMENT OF GLORIA SANTONA

Ms. Santona retired in March 2017. Ms. Santona was the last participant in the Executive Retention Replacement Plan (ERRP), an executive retention program established in 1999 that the Committee stopped offering to new participants in 2003. Under the ERRP, Ms. Santona qualified for specified retirement benefits, including a cash payment of approximately $3.4 million, as well as full vesting of her outstanding equity awards. Ms. Santona's stock options will continue to become exercisable on their originally scheduled dates and her RSUs will be paid out on the originally scheduled dates, based on the Company's achievement of the applicable performance goals. Ms. Santona satisfied all of the ERRP's commitments, including the delivery of post-termination covenants not to compete, not to solicit employees, nondisparagement and nondisclosure covenants as well as a release of claims.

The ERRP cash payment to Ms. Santona is included in the SCT beginning on page 54, and details of her retirement benefits are more fully described on page 64.

COMPENSATION POLICIES AND PRACTICES

POLICY REGARDING MANAGEMENT'S STOCK OWNERSHIP

The Company maintains stock ownership requirements because it believes executives will more effectively pursue the long-term interests of shareholders if they are long-term shareholders themselves. The Committee reviews compliance with these stock ownership requirements annually. Based on the most recent annual evaluation, all NEOs are in compliance with the policy.

The following table illustrates our stock ownership requirements.

Stock ownership requirements	Multiple of salary
President & CEO	6x
Other NEOs	4x

Executives have five years to achieve their required ownership level. This five-year period restarts when an executive is promoted to a position with a higher ownership requirement. In response to shareholder feedback, the Company enhanced its policy to require that if an executive is not on track to meet his/her ownership requirements following the third year of the five-year period, he or she must retain the lesser of 50% of the net after-tax shares received upon the vesting of an RSU award or such percentage of net after-tax shares necessary to satisfy the applicable requirement. If an executive has not achieved the requisite stock ownership within five years, he or she must retain 100% of the net after-tax shares received upon the vesting of an RSU award and/or a stock option exercise until the required ownership level is attained.

POLICY REGARDING PROHIBITION ON PLEDGING AND HEDGING

The Company has adopted restrictions that prohibit executives from engaging in pledging and/or derivative transactions to hedge the risk associated with their stock ownership. Further, executives may not enter into an agreement that has the effect of transferring or exchanging economic interest in any award.

INDEPENDENT COMPENSATION CONSULTANT

The Committee has the sole authority to retain and dismiss an independent compensation consultant, and has engaged FW Cook as its consultant. FW Cook also provides assistance to the Board in compiling and summarizing the results of Board and Director evaluations and advising on Director compensation. Consistent with its Charter, the Committee regularly considers FW Cook's independence and, in 2017, the Committee concluded that FW Cook is independent and that its work for the Committee did not raise any conflicts of interest. Management may not engage the Committee's consultant for any purpose.

CLAWBACKS AND FORFEITURE PROVISIONS

The Company's equity grant agreements contain a repayment/forfeiture provision that triggers repayment of any benefits received in connection with such grants as may be required to comply with (i) New York Stock Exchange listing standards adopted in accordance with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations of the Securities and Exchange Commission adopted thereunder, and (ii) similar rules under the laws of any other jurisdiction, as well as pursuant to any policies adopted by the Company to implement such requirements, in all cases to the extent determined by the Company in its discretion to be applicable to the award recipient.

In addition, the Committee revised the Company's equity grant agreements beginning in 2018 to provide that, consistent with provisions already applicable to awards made under the STIP and the Cash LTIP, the Company may terminate participation in the current cycle and/or recapture previously paid award(s) if a participant engages in willful fraud that: (i) causes harm to the Company or (ii) is intended to manipulate performance goals either during employment, or after employment has terminated. Furthermore, starting in 2018, equity awards to our executives will include restrictive covenant obligations that will apply to all terminations of employment and an executive who violates restrictive covenants to which he or she is subject will forfeit outstanding equity awards, whether or not vested, and may be required to repay awards that have previously been paid.

RISK AND COMPENSATION PROGRAMS

Our compensation program is designed to mitigate the potential to reward unreasonable risk-taking that may produce short-term results that appear in isolation to be favorable, but that may undermine the successful execution of our long-term business strategy and erode shareholder value. In particular, our executive compensation program seeks to provide an appropriate balance of short-term and long-term incentives. Our incentive program incorporates performance metrics related to various measures of operational performance. By diversifying the time horizons and the applicable performance metrics of our incentives, we seek to mitigate the risk of significant compensation payments based on accomplishments in one area that may have a negative consequence for our business as a whole.

The Company reviews its compensation programs, including broad-based programs, taking into consideration the factors described above. Based on this review, the Company does not believe that the risks arising from its compensation program are reasonably likely to have a material adverse effect on the Company.

POLICY WITH RESPECT TO TAX DEDUCTIBILITY OF COMPENSATION

Our compensation programs were designed to permit the Company to deduct compensation expense under Section 162(m) of the Internal Revenue Code (Code), which historically limited the tax deductibility of annual compensation paid to NEOs other than the CFO to $1 million, unless the compensation qualified as "performance-based," although the Company reserved the right to pay compensation that did not qualify as "performance-based" from time to time.

The Tax Act eliminated the ability to rely on this "performance-based" exception unless the compensation is payable pursuant to a binding written agreement in effect on November 2, 2017. The Tax Act also expanded the limitation on deductibility generally to include all of the NEOs. As a result, the Company will generally no longer be able to take a deduction for any compensation paid to its NEOs in excess of $1 million.

POLICIES AND PRACTICES REGARDING EQUITY AWARDS

The Company does not grant equity awards when in possession of material non-public information. The Company generally makes broad-based equity grants at approximately the same time each year following our release of financial information; however, the Company may choose to make equity awards outside of the annual broad-based grant (e.g., for certain new hires or promotions). Stock options may be granted only with an exercise price at or above the closing market price of the Company's stock on the date of grant.

COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by our NEOs in 2017, 2016 and 2015.

Name and principal position (a)	Year (b)	Salary ($)(c)(1)	Bonus ($)(d)	Stock awards ($)(e)(2)(3)	Option awards ($)(f)(2)(4)	Non-equity incentive plan compensation ($)(g)(2)		All other compensation ($)(i)(5)	Total ($)(j)(2)
Stephen Easterbrook President and Chief Executive Officer	2017	1,300,000	0	5,301,249	5,318,329	Annual: Long-term: Total:	3,473,925 5,623,644 9,097,569	743,905	21,761,052
	2016	1,266,667	0	5,108,811	3,897,785	Annual: Long-term: Total:	4,447,625 111,193 4,558,818	523,665	15,355,746
	2015	1,025,000	0	2,968,674	2,104,524	Annual: Long-term: Total:	1,469,797 0 1,469,797	341,301	7,909,296
Kevin Ozan Corporate Executive Vice President and Chief Financial Officer	2017	741,667	0	1,204,846	1,208,724	Annual: Long-term: Total:	1,145,250 1,013,725 2,158,975	160,166	5,474,378
	2016	683,333	0	1,277,262	974,446	Annual: Long-term: Total:	1,368,500 23,400 1,391,900	110,247	4,437,188
	2015	568,333	0	534,434	378,818	Annual: Long-term: Total:	503,223 0 503,223	76,662	2,061,470
Douglas Goare President, International Lead Markets and Chief Restaurant Officer	2017	705,833	0	963,976	966,982	Annual: Long-term: Total:	954,666 1,031,355 1,986,021	975,712	5,598,524
	2016	648,750	0	1,021,786	779,565	Annual: Long-term: Total:	1,057,760 91,260 1,149,020	1,249,941	4,849,062
	2015	586,667	0	623,463	441,950	Annual: Long-term: Total:	659,277 0 659,277	963,909	3,275,266
Silvia Lagnado Corporate Executive Vice President and Global Chief Marketing Officer (6)	2017	636,333	0	1,238,665	604,362	Annual: Long-term: Total:	781,824 589,381 1,371,205	123,098	3,973,663
	2016	615,000	337,500(6)	1,138,466	350,805	Annual: Long-term: Total:	966,552 0 966,552	54,848	3,463,171
Christopher Kempczinski President, McDonald's USA (7)	2017	675,000	0	843,479	846,103	Annual: Long-term: Total:	813,291 548,734 1,362,025	120,846	3,847,453
	2016	612,500	200,000(7)	0(7)	0(7)	Annual: Long-term: Total:	961,860 0 961,860	14,784	1,789,144
	2015	111,538	200,000(7)	1,268,848	447,479	Annual: Long-term: Total:	78,329 0 78,329	14,607	2,120,801
Gloria Santona Former Executive Vice President, General Counsel and Secretary (8)	2017	114,167	0	0	0	Annual: Long-term: Total:	151,025 548,734 699,759	3,475,536	4,289,462

(1) Reflects annual increases in base salary that took effect during 2017. Annual base salaries as of December 31, 2017 were as follows: Messrs. Easterbrook: $1,300,000; Ozan: $750,000; Goare: $710,000; and Kempczinski: $675,000; and Ms. Lagnado: $640,000. The base salary of Ms. Santona as of her last day of employment was $685,000.

(2) In 2016, the Company eliminated the long-term cash incentive plan (Cash LTIP). The 2015-2017 period was the last remaining cycle under the Cash LTIP and was paid in March 2018. This is reflected in column (g) in the "Long-term" row. The Cash LTIP was replaced with annual grants of additional performance-based RSUs and options in generally equal proportions, which are reflected in columns (e) and (f). Because the above table shows both the last remaining cycle under the Cash LTIP and the equity grants that replaced that program, the "Total" column depicts relatively higher compensation attributed to 2017 than in prior years.

(3) Represents the aggregate grant date fair value of restricted stock units (RSUs) granted under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan (2012 Plan) based on the probable outcome of the applicable performance conditions and excluding the effect of estimated forfeitures during the applicable vesting periods of RSUs, as computed in accordance with Accounting Standards Codification (ASC) 718. Values are based on the closing price of the Company's common stock on the grant date, less the present value of expected dividends over the vesting period. Performance-based RSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the achievement of ROIIC and, beginning with 2016 grants, net income and a relative TSR modifier over the performance period (as described on page 49). The fair value of performance-based RSUs that include the TSR modifier is determined using a Monte Carlo valuation model. 2015 grants of performance-based RSUs were linked to the achievement of target levels of diluted earnings per share growth.

This also includes, for Ms. Lagnado and Mr. Kempczinski, grants of service-based RSUs, which were granted as incentives to join the Company, as further discussed below in footnotes 6 and 7, respectively.

Additional information is disclosed in the Grants of Plan-Based Awards table on pages 57-58 and the Outstanding Equity Awards at 2017 Year-End table on pages 59-60. A more detailed discussion of the assumptions used in the valuation of RSU awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 38 and 49 of the Company's Annual Report on Form 10-K for the year ended December 31, 2017.

(4) Represents the aggregate grant date fair value of options granted under the 2012 Plan, excluding the effect of estimated forfeitures during the applicable vesting periods of options, as computed in accordance with ASC 718. Options have an exercise price equal to the closing price of the Company's common stock on the grant date, vest in equal installments over a four-year period and are subject to the 2012 Plan, as applicable. Values for options granted in 2017 are determined using a closed-form pricing model based on the following assumptions, as described in the footnotes to the consolidated financial statements: expected volatility based on historical experience of 18.4%; an expected annual dividend yield of 3.1%; a risk-free return of 2.2%; and expected option life based on historical experience of 5.9 years.

Additional information about options is disclosed in the Grants of Plan-Based Awards table on pages 57-58 and the Outstanding Equity Awards at 2017 Year-End table on pages 59-60. A more detailed discussion of the assumptions used in the valuation of option awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 38 and 49 of the Company's Annual Report on Form 10-K for the year ended December 31, 2017.

(5) "All other compensation" for 2017 includes the Company's contributions to the 401k Plan and Deferred Compensation Plan as follows:

Stephen Easterbrook	$344,857
Kevin Ozan	$126,610
Douglas Goare	$105,816
Silvia Lagnado	$96,173
Christopher Kempczinski	$98,212
Gloria Santona	$76,887

The amounts in this column also include the following categories of perquisites: car allowance; financial planning; annual physical examinations for the executives and their spouses; executive security (for select executives); matching charitable donations; Company-paid life insurance; and personal use of the Company's aircraft by the CEO, with a net cost to the Company in 2017 for Mr. Easterbrook of $358,978. For security and business purposes the CEO is required to use the Company's aircraft for all air travel. The Company requires that the CEO reimburse the Company on all personal travel as described below. In 2017, the CEO was the only executive permitted to use the aircraft for personal travel. In certain circumstances the CEO may at his discretion permit other executives to use the aircraft for personal travel. In addition, at the discretion of the CEO, other executives may be joined by their spouses on the aircraft. The Company does not provide any tax gross-ups on the perquisites described above.

The incremental cost of perquisites is included in the amount provided in the table and based on actual charges to the Company, except that corporate aircraft includes fuel, on-board catering, landing/handling fees, maintenance costs and crew costs and excludes fixed costs, such as pilot salaries and the cost of the aircraft. In accordance with Company policy, any executive who is permitted per the above to use the Company's aircraft for personal use reimburses the Company for a portion of personal use of the corporate aircraft, calculated as the lower of (i) amount determined under the Code based on two times the standard industry fare level rate per person or (ii) 200% of the actual fuel cost, plus any excise tax amounts.

Because Mr. Goare is based overseas, the amount in this column includes certain benefits in connection with his international assignment including: Company-provided housing (in the amount of $198,620), which includes: rent, rental furniture and utilities; a cost-of-living adjustment; appliances; a property management fee; a security deposit; shipment of household goods; home leave travel, relocation allowance and assistance; departure and international destination services; tax preparation services; and tax equalization (in the amount of $509,425), which is designed to satisfy tax obligations arising solely as a result of his international assignment. In addition, certain amounts were paid in local currency. In these cases, when the information is available, the amounts reported reflect the exchange rate on the date the respective payments were made, and when the information is not available, the amounts reported reflect the average monthly exchange rate.

For Ms. Santona, the amount in this column includes an Executive Retention and Replacement Plan (ERRP) payment of $3,393,234 that she earned by satisfying the conditions of the ERRP, as well as $1,680 for a retirement gift in recognition of her service to the Company.

(6) As an incentive to join the Company in 2015, Ms. Lagnado received a sign-on bonus, $337,500 of which was paid in 2016, a sign-on equity grant under the 2012 Plan of $700,000, 50% of which was in the form of stock options which vest equally on the first four anniversaries of the grant date and 50% in the form of performance-based RSUs, which vest in full on August 7, 2018, subject to the achievement of performance conditions, and a sign-on equity grant under the 2012 Plan of $700,000 of service-based RSUs, which vested on August 7, 2016.

(7) As an incentive to join the Company in 2015 as Corporate Executive Vice President-Strategy, Mr. Kempczinski received a sign-on bonus, $200,000 of which was paid in each of 2015 and 2016, and a sign-on equity grant under the 2012 Plan of $1,250,000, 50% of which was in the form of stock options which vest equally on the first four anniversaries of the grant date and 50% in the form of performance-based RSUs, which vest in full on November 12, 2018, subject to the achievement of performance conditions, and a sign-on equity grant under the 2012 Plan of $750,000 of service-based RSUs, which vest in three equal annual installments beginning on November 12, 2016. In light of his initial sign-on equity grant, Mr. Kempczinski did not receive an equity grant in February 2016 when the other NEOs received their annual awards. Mr. Kempczinski was promoted to President, McDonald's USA effective January 1, 2017.

(8) Ms. Santona retired from the Company, effective March 3, 2017. Ms. Santona's STIP and Cash LTIP awards were prorated through her retirement date in accordance with the terms of the applicable plans.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Plan	Grant date (b)	Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			All other stock awards: number of shares of stock or units (#)(i)	All other option awards: number of securities underlying option (#)(j)	Exercise or base price of option awards ($/Sh)(k)	Grant date fair value of stock and option awards ($)(l)(3)
			Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)				
Stephen Easterbrook	STIP		0	2,275,000	4,550,000							
	Equity Plan (4)	3/8/2017				0	42,939	85,878				5,301,249
	Equity Plan (5)	3/8/2017								330,331	128.09	5,318,329
Kevin Ozan	STIP		0	750,000	1,500,000							
	Equity Plan (4)	3/8/2017				0	9,759	19,518				1,204,846
	Equity Plan (5)	3/8/2017								75,076	128.09	1,208,724
Douglas Goare	STIP		0	639,000	1,278,000							
	Equity Plan (4)	3/8/2017				0	7,808	15,616				963,976
	Equity Plan (5)	3/8/2017								60,061	128.09	966,982
Silvia Lagnado	STIP		0	512,000	1,024,000							
	Equity Plan (4)	3/8/2017				0	4,880	9,760				602,485
	Equity Plan (5)	3/8/2017								37,538	128.09	604,362
	Equity Plan (6)	3/8/2017							5,465			636,181
Christopher Kempczinski	STIP		0	607,500	1,215,000							
	Equity Plan (4)	3/8/2017				0	6,832	13,664				843,479
	Equity Plan (5)	3/8/2017								52,553	128.09	846,103
Gloria Santona (7)	STIP		0	98,903	197,806							

(1) In 2017, each of the NEOs received an annual cash award under the STIP. Columns (d) and (e) show the target and maximum awards they could have earned. Actual STIP payouts are in column (g) of the Summary Compensation Table. The amount paid to Ms. Santona was prorated to reflect service during 2017. STIP awards for 2017 were equal to a percentage of salary. STIP measures performance using a "team factor" that is initially determined based on growth in operating income. See the Compensation Discussion and Analysis at pages 47-48 for a discussion of operating income targets, as adjusted for certain exclusions. The target level of growth produces a 100% payout and a payout can be achieved from the threshold of 0% to the maximum. Payouts can then be adjusted up or down, within specified limits, based on "modifiers" that reflect other measures of Corporate and/or segment performance that are important drivers of our business. In 2017, these modifiers included comparable guest count growth and implementation of the Company's delivery initiative. The target amount is multiplied by the team factor, which includes the modifiers. The maximum STIP payout is 200% of target.

(2) In 2017, all of the NEOs other than Ms. Santona, who retired from the Company effective March 3, 2017, received two types of equity awards: RSUs subject to performance-based vesting conditions (see columns (f), (g), (h) and (l)) and options (see columns (j), (k) and (l)).

(3) The values in this column for RSUs and options were determined based on the assumptions described in footnotes 3 and 4, respectively, to the Summary Compensation Table.

(4) Reflects grants of RSUs subject to performance-based vesting conditions. The RSUs vest on March 8, 2020, subject to achievement of a 3-year compound annual net income growth of 5% and 3-year ROIIC of 10-25%. If the targets are achieved, 100% of the RSUs will vest. If net income growth is above or below target and ROIIC is at or above the 10% threshold, the awards will vest proportionally. In addition, if net income growth and ROIIC thresholds are achieved, a TSR modifier can impact final payouts by up to plus or minus 20 percentage points. The maximum payout is 200% of target. See page 49 for more information.

(5) Reflects grants of options in 2017. For details regarding options, refer to footnote 4 to the Summary Compensation Table.

(6) As an incentive to join the Company, Ms. Lagnado received an equity grant of service-based RSUs in each of 2015, 2016 and 2017. The 2017 award is reflected in this table (see column (i)).

(7) In connection with Ms. Santona's retirement, she will continue to vest in outstanding options pursuant to their original vesting schedule and such options shall remain outstanding until the original expiration date, and her RSUs will be paid out on the originally scheduled dates, based on the Company's achievement of the applicable performance goals. She was not granted any options or RSUs in 2017.

2017 STIP

The target STIP awards, the team factors (including the impact of the modifiers), and the final payouts for the NEOs in 2017 are summarized below:

Name	Target STIP award (% of salary)	Applicable team factor(s)	Team factor(s) before application of modifiers (% of target award)	Impact of modifiers (% added or subtracted)	Final STIP award ($)(1)
Stephen Easterbrook	175	Corporate	125.2	+27.5	3,473,925
Kevin Ozan	100	Corporate	125.2	+27.5	1,145,250
Douglas Goare	90	Corporate (25%)	125.2	+27.5	954,666
		ILM (75%)	127.1	+21.2	
Silvia Lagnado	80	Corporate	125.2	+27.5	781,824
Christopher Kempczinski	90	Corporate (25%)	125.2	+27.5	813,291
		U.S. (75%)	106.3	+21.3	
Gloria Santona (2)	85	Corporate	125.2	+27.5	151,025

(1) These amounts are also reflected in column (g) of the Summary Compensation Table.

(2) The target award was prorated for Ms. Santona for her service through March 3, 2017, in accordance with the terms of the STIP.

OUTSTANDING EQUITY AWARDS AT 2017 YEAR-END

Name (a)	Option awards				Stock awards			
	Number of securities underlying unexercised options exercisable (#)(b)(1)	Number of securities underlying unexercised options unexercisable (#)(c)(1)	Option exercise price ($)(e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#)(g)(2)	Market value of shares or units of stock that have not vested ($)(h)(3)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(i)(4)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(j)(3)(4)
Stephen Easterbrook	0	7,903	94.89	02/12/2024				
	0	100,888	97.15	03/16/2025				
	71,388	214,164	116.73	02/11/2026				
	0	330,331	128.09	03/08/2027			120,085	20,669,030
Kevin Ozan	11,755	0	75.93	02/09/2021				
	20,291	0	100.05	02/08/2022				
	10,639	0	94.00	02/13/2023				
	8,498	2,831	94.89	02/12/2024				
	18,160	18,160	97.15	03/16/2025				
	17,847	53,541	116.73	02/11/2026				
	0	75,076	128.09	03/08/2027			26,645	4,586,137
Douglas Goare	38,481	0	100.05	02/08/2022				
	34,575	0	94.00	02/13/2023				
	27,661	9,220	94.89	02/12/2024				
	21,187	21,186	97.15	03/16/2025				
	14,280	42,831	116.73	02/11/2026				
	0	60,061	128.09	03/08/2027			23,581	4,058,762
Silvia Lagnado	10,408	10,406	98.92	08/07/2025				
	6,425	19,275	116.73	02/11/2026				
	0	37,538	128.09	03/08/2027	5,465	940,636	12,275	2,112,773
Christopher Kempczinski	18,584	18,582	112.11	11/12/2025				
	0	52,553	128.09	03/08/2027	2,230	383,828	12,407	2,135,493
Gloria Santona (5)	20,052	0	75.93	02/09/2021				
	30,085	0	100.05	02/08/2022				
	22,873	0	94.00	02/13/2023				
	17,783	5,927	94.89	02/12/2024				
	13,620	13,620	97.15	03/16/2025				
	9,389	28,161	116.73	02/11/2026			10,266	1,766,984

(1) In general, options expire on the tenth anniversary of grant. For details regarding customary equity treatment upon termination, the section on Potential Payments Upon Termination of Employment or Change in Control beginning on page 62.

(2) Our typical practice is to grant RSUs subject to performance-based vesting conditions to our NEOs. The RSUs shown in columns (g) and (h) for Ms. Lagnado reflect a sign-on grant of service-based RSUs, which vested on March 8, 2018. Similarly, Mr. Kempczinski's RSUs shown in columns (g) and (h) reflect a sign-on grant of service-based RSUs, which are scheduled to vest on November 12, 2018.

(3) Calculated by multiplying the number of shares covered by the award by $172.12, the closing price of Company stock on the New York Stock Exchange on December 29, 2017, the last trading day in 2017.

(4) Reflects unvested performance-based RSUs that are scheduled to be paid out as follows if the targets are met (or were paid out, in the case of awards that vested in early 2018):

Named executive officer	Vesting date	Number of performance-based RSUs
Stephen Easterbrook	3/16/2018	34,312*
	2/11/2019	42,834
	3/8/2020	42,939
Kevin Ozan	3/16/2018	6,177*
	2/11/2019	10,709
	3/8/2020	9,759
Douglas Goare	3/16/2018	7,206*
	2/11/2019	8,567
	3/8/2020	7,808
Silvia Lagnado	8/7/2018	3,539
	2/11/2019	3,856
	3/8/2020	4,880
Christopher Kempczinski	11/12/2018	5,575
	3/8/2020	6,832
Gloria Santona	3/16/2018	4,633*
	2/11/2019	5,633

    * 200% of these shares vested as a result of the Company's performance during the 2015-2017 performance period.

(5) In connection with Ms. Santona's retirement, under the ERRP, she will continue to vest in outstanding RSUs and options pursuant to their original vesting schedule, and her options will remain outstanding until their original expiration date.

OPTION EXERCISES AND STOCK VESTED — FISCAL 2017

Name (a)	Option awards		Stock awards	
	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)	Number of shares acquired on vesting (#)(d)	Value realized on vesting ($)(e)
Stephen Easterbrook	171,577	12,204,576	2,214	278,565
Kevin Ozan	25,322	2,491,359	2,108	265,229
Douglas Goare	17,286	1,427,305	2,582	324,867
Silvia Lagnado	0	0	5,997	754,543
Christopher Kempczinski	0	0	2,230	369,266
Gloria Santona (1)	49,813	4,520,758	1,661	208,987

(1) Ms. Santona exercised all of the stock options referenced above following her retirement.

NON-QUALIFIED DEFERRED COMPENSATION — FISCAL 2017

Name (a)	Executive contributions in last FY ($)(b)(1)	Registrant contributions in last FY ($)(c)(1)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)	Aggregate balance at last FYE ($)(f)(2)
Stephen Easterbrook	328,657	328,657	13,303	0	1,161,463
Kevin Ozan	398,033	110,410	446,657	0	3,800,630
Douglas Goare	240,539	89,616	782,179	0	4,584,086
Silvia Lagnado	1,020,286	79,973	255,033	0	1,355,292
Christopher Kempczinski	120,486	82,012	13,975	0	216,473
Gloria Santona	68,298	68,298	272,905	(2,845,627)	4,395,936

(1)   Represents salary deferrals which are also reported as compensation for 2017 in the Summary Compensation Table.

(2)   Includes the following aggregate amounts reported in the Summary Compensation Table in prior years:

Stephen Easterbrook	$484,161
Kevin Ozan	$383,870
Douglas Goare	$784,951
Silvia Lagnado	$0
Christopher Kempczinski	$0
Gloria Santona	$185,939

DEFERRED COMPENSATION PLAN

The Company's Deferred Compensation Plan (Deferred Plan) is a non-tax-qualified, unfunded deferred compensation plan that allows NEOs and certain highly compensated staff employees to: (i) make tax-deferred contributions from their salary, STIP and Cash LTIP awards; and (ii) receive Company matching contributions (on deferrals of salary and STIP awards only), in excess of the Internal Revenue Service (IRS) limits under the Company's 401k Plan.

At the time of deferral, participants must elect how and when they will receive distributions. Participants can elect from the following distribution options: (i) lump-sum in-service distributions; (ii) lump-sum distributions upon separation from service, or (iii) installment payments upon separation from service. Installment payments can be paid over 5, 10 or 15 years. Distributions upon a separation from service are delayed for six months following the participant's separation.

Deferrals are nominally invested in investment options selected by participants and are credited with a rate of return based on the investment option(s) selected. The investment options are currently based on returns of the 401k Plan's Capital Preservation Fund, Large Cap Equity Index Fund, and the Company's Common Stock Fund.

SUPPLEMENTAL PROFIT SHARING AND SAVINGS PLAN

Prior to the adoption of the Deferred Plan, the Company's Supplemental Profit Sharing and Savings Plan (Supplemental Plan) allowed participants to defer compensation in excess of the IRS limits that applied to the 401k Plan. The Supplemental Plan allowed deferrals of salary and all or a portion of cash incentives, as well as Company contributions on deferrals of salary and STIP payouts. At the end of 2004, the Company froze the Supplemental Plan. The investment options for existing accounts under the Supplemental Plan are identical to those under the Deferred Plan. A participant may elect to have distributions in a single lump-sum, in installments commencing on a date of the participant's choice or in an initial lump-sum payment with subsequent installment payments.

Distributions may commence in the year following termination or any later date and must be completed within 25 years. If the participant does not file a distribution election in the year of termination, the participant's entire Supplemental Plan balance is paid out in cash in the calendar year following termination. In-service and hardship withdrawals are permitted subject to certain conditions.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The Company has a broad-based U.S. severance plan that covers our NEOs. Our NEOs are entitled to certain payments and benefits in connection with a termination of employment or change in control followed by termination of employment, as described below. Post-termination arrangements for Ms. Santona, who retired from the Company prior to December 31, 2017, are discussed under its own subheading.

TERMINATION OF EMPLOYMENT

SEVERANCE PLAN

Messrs. Easterbrook, Ozan, Goare, Kempczinski and Ms. Lagnado would have received severance benefits under the McDonald's Corporation Severance Plan (Severance Plan) if they were terminated by the Company without "cause," due to a reduction in work force or job elimination. The Severance Plan excludes severance benefits in the event of termination for performance reasons.

The applicable benefits consist of a lump-sum payment with respect to severance pay, based on final salary, and a continued subsidy of medical and dental benefits. Amounts are based on position and length of service. In addition, in a covered termination, each eligible NEO would receive prorated STIP and Cash LTIP payments based on actual performance (and paid at the same time payments are made to other participants), unused sabbatical leave, and transitional assistance. Payments would be delayed for six months following termination of employment to the extent required under Code Section 409A.

The value of the benefits that would have been payable to eligible NEOs under the Severance Plan, assuming a covered termination of employment on December 31, 2017, are set forth below.

Name	Salary continuation ($)	Benefit continuation ($)	Other (sabbatical and transition assistance) ($)(1)	Total ($)
Stephen Easterbrook	650,000	2,550	25,000	677,550
Kevin Ozan	576,923	3,923	127,385	708,231
Douglas Goare	710,000	15,443	12,000	737,443
Silvia Lagnado	320,000	6,299	12,000	338,299
Christopher Kempczinski	337,500	6,982	12,000	356,482

(1)   Includes eligible sabbatical time for Mr. Ozan.

STOCK OPTIONS

Unvested options are generally forfeited on termination of employment, with vested options remaining outstanding and exercisable for 90 days, except on termination for "cause."

If the NEO qualifies for favorable treatment (by satisfying the conditions for retirement or "special circumstances," which includes termination by the Company without "cause," and agreeing to the restrictive covenants and a general release of claims in favor of the Company), the options continue to become exercisable on the originally scheduled dates and remain exercisable for an extended post-termination exercise period (the full term of the option in the case of retirement and for a lesser period in the case of "special circumstances"), as applicable. If a NEO terminates employment as a result of death or disability, the options vest upon termination and remain exercisable for an extended post-termination exercise period. If a NEO violates a restrictive covenant following termination, the Company may cancel any outstanding options. Further, if a NEO terminates employment for any reason other than death or disability, all options granted in the last 12 months are generally forfeited upon termination, although the Committee may elect to waive that forfeiture.

Per the terms of their sign-on arrangements:

* In the event Ms. Lagnado voluntarily or involuntarily terminates (excluding for "cause") her employment following three years from her August 2015 start date, she will receive two years of additional vesting and a two-year post-termination period to exercise her outstanding sign-on options.
* In the event Mr. Kempczinski's employment is terminated by the Company without "cause" prior to the vesting dates of his sign-on options, they will continue to vest and be exercisable per their regular vesting and exercisability schedules and may be exercised at any time prior to and including the option expiration date.

RSUs

Unvested RSUs are generally forfeited on termination of employment. As discussed on page 49, the Company's practice generally is to grant NEOs RSUs subject to performance-based vesting conditions. In the case of certain termination events (including retirement and termination by the Company without "cause"), generally NEOs are entitled to full or pro-rata vesting with respect to their unvested RSUs; however, performance-based RSUs are not accelerated on termination of employment and vesting remains subject to the satisfaction of the applicable performance conditions, which is determined following completion of the performance period. Further, if a NEO terminates employment for any reason other than death or disability, all RSUs granted in the last 12 months are generally forfeited upon termination, although the Committee may elect to waive that forfeiture. Further, the Committee may waive the achievement of performance goals on death or disability. With respect to the performance-based RSUs held by our NEOs, we are not able to calculate the hypothetical value that each NEO could have realized as a result of a termination of employment, as vesting may be based not only on the portion of the vesting period in which the NEO remained employed, but also on the Company's actual performance through the entire performance period.

Per the terms of their respective sign-on arrangements:

* In the event Ms. Lagnado voluntarily or involuntarily terminates (excluding for "cause") her employment following three years from her August 2015 start date, she will vest in a pro-rata portion of her sign-on grant of RSUs based on the number of months worked during the vesting period, with a minimum prorated vesting equal to 6 months of service in the case of involuntary termination. If Ms. Lagnado's employment had been involuntarily terminated by the Company on December 31, 2017, she would have realized a value of $784,007.
* Effective April 26, 2017, in the event Mr. Kempczinski's employment is terminated by the Company without "cause" prior to the vesting dates of his sign-on grant of RSUs, they will continue to vest per their regular vesting schedule.

POST-TERMINATION ARRANGEMENT FOR MS. SANTONA

In connection with Ms. Santona's retirement on March 3, 2017 pursuant to the ERRP, Ms. Santona received a payment of $3,393,234, which includes $105,385 in lieu of untaken sabbatical as well as $53,628 of a continued subsidy of health benefits for 18 months and $50,000 to replace certain fringe benefits. Ms. Santona continued to vest in her outstanding options pursuant to their original vesting schedule and such options shall remain outstanding until the original expiration date, and her RSUs will be paid out on the originally scheduled dates, based on the Company's achievement of the applicable performance goals.

CHANGE IN CONTROL

The Company does not have any change in control agreements. However, a change in control may trigger certain rights under the Severance Plan and the 2012 Plan.

A "change in control" is generally defined in the 2012 Plan as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

SEVERANCE PLAN PAYMENTS

Following a change in control, Messrs. Easterbrook, Ozan, Goare, and Kempczinski and Ms. Lagnado would be entitled to payments under the Severance Plan as described above in the event their employment is terminated and they otherwise qualify for the payments and benefits thereunder.

TREATMENT OF EQUITY AWARDS UPON A CHANGE IN CONTROL

Under the 2012 Plan, upon a change in control, outstanding unvested options and RSUs will be replaced by equivalent awards based on publicly-traded stock of the successor entity. The replacement awards will vest and become exercisable (in the case of options) or be paid out (in the case of service-based RSUs) if the grantee's employment is terminated for any reason other than "cause" within two years following the change in control. In addition, if employment is terminated other than for "cause" within two years following the change in control, all options will remain outstanding for not less than two years following termination or until the end of the original term, if sooner.

If the awards are not replaced (e.g., because the acquirer does not have publicly-traded securities) or if the Committee so determines, vesting will be accelerated. RSUs would vest (performance-based RSUs at target) and be paid out upon a Code Section 409A change in control; otherwise, the RSUs would be paid out on the originally scheduled payment date or, if earlier, on the NEO's death, disability or termination of employment, subject to any required delay under Code Section 409A. Terminations initiated by the NEO will not result in accelerated vesting of replacement awards.

If a change in control had occurred on December 31, 2017 and either (i) the outstanding options and RSUs held by the NEOs could not be replaced or (ii) the Committee so determined, assuming that the transaction met the applicable definition of a change in control under the 2012 Plan and Code Section 409A: (i) options would have become fully vested, exercisable and free of restrictions; and (ii) RSUs would have vested and been paid out immediately (performance-based RSUs at target). The awards held by the NEOs as of December 31, 2017 are set forth in the Outstanding Equity Awards at 2017 Year-End table on pages 59-60.

The table below summarizes the value of the change in control payments that the NEOs could have received based on: (i) in the case of options, the "spread" between the exercise price and the closing price of the Company's common stock on December 29, 2017 (the last trading day in 2017) and (ii) in the case of RSUs, the target number of shares, multiplied by the closing price of the Company's common stock on December 29, 2017. The table sets forth the hypothetical value that the NEOs could have realized as a result of the accelerated equity awards, based on these assumptions. If there was no change in control, the amounts shown would have vested over time, subject to continued employment and, with respect to the RSUs, subject to performance-based vesting conditions.

Name	Stock options (closing price on 12/29/17 minus exercise price) ($)	RSUs (target number of shares multiplied by closing price on 12/29/17) ($)	Total ($)
Stephen Easterbrook	34,580,940	20,669,030	55,249,970
Kevin Ozan	7,851,326	4,586,137	12,437,463
Douglas Goare	7,317,270	4,058,762	11,376,032
Silvia Lagnado	3,482,160	3,053,409	6,535,569
Christopher Kempczinski	3,429,014	2,519,320	5,948,334

DEFERRED COMPENSATION

Following separation from service for any reason, the NEOs will receive distributions from their accounts under the Deferred Plan and the Supplemental Plan in accordance with their elected distribution schedules, as described on page 61.

ADDITIONAL COMPENSATION MATTERS

PAY RATIO

The Company identified its median employee for purposes of this disclosure by annualizing one month's base compensation for its full-time and part-time employees (other than the CEO) located in markets across the globe who were employed on October 1, 2017. The Company considered all full-time, part-time, seasonal and temporary workers employed on such date. Our methodology was straightforward and transparent; we did not exclude employees or make any adjustments to compensation. Using this methodology, 2017 total compensation for our median employee (a part-time restaurant crew employee located in Poland) was $7,017. For executives, McDonald's is committed to a strong pay for performance culture that stresses "at risk" compensation in order to closely align their interests with those of shareholders. Over 90% of our CEO's direct compensation opportunity is "at risk" based on the Company's performance against robust objective targets. Over the past three years, the McDonald's Brand has been revitalized, successfully completing a transition from turnaround to growth. In fact, during 2017, the Company's value grew about $36 billion. Driven largely by strong financial performance over both the short- and long-term, our CEO's 2017 total compensation was $21,761,052, resulting in a ratio of 3,101:1.

AUDIT & FINANCE COMMITTEE MATTERS

PROPOSAL
3

Item to be voted on:

Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2018

The Board recommends that you vote FOR this proposal.

The Audit & Finance Committee is directly responsible for the appointment, compensation, retention, evaluation and termination of the independent external audit firm. The Committee has appointed Ernst & Young LLP as the Company's independent external audit firm for 2018. In executing its responsibilities, the Committee engages in a thorough annual evaluation of Ernst & Young's qualifications, performance and independence. Among other things, the Committee is informed by results of a comprehensive assessment survey of the firm by senior financial personnel from the Company's headquarters and largest global markets, and discusses opportunities for improvement with the lead audit partner. The Committee has sole authority to approve all engagement fees to be paid to Ernst & Young. In assessing independence, the Committee reviews the fees paid, including those related to non-audit services, and annually reviews compliance with the Company's Hiring Policy for Employees of External Audit Firm and Its Affiliates. The Committee regularly meets with the lead audit partner without members of management present, and in executive session with only the Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms.

Ernst & Young or its predecessor, Arthur Young & Company, has been retained as the Company's external audit firm continuously since 1964. In accordance with SEC rules and Ernst & Young policies, the firm's lead engagement partner rotates every five years. The Audit & Finance Committee and its Chairman are directly involved in the selection of Ernst & Young's lead engagement partner.

The Audit & Finance Committee and the Board of Directors believe that the continued retention of Ernst & Young LLP to serve as the Company's independent external audit firm for 2018 is in the best interests of the Company and its shareholders, and the Board is asking shareholders to approve this appointment. A representative of the firm is expected to attend the Annual Meeting and will be available to answer shareholders' questions and have the opportunity to make a statement. If shareholders do not approve the appointment of Ernst & Young, the Audit & Finance Committee will reconsider the appointment.

Vote

Voting recommendation:



The Board of Directors recommends that shareholders vote **FOR** the appointment of Ernst & Young LLP as independent auditor for 2018.

AUDIT & FINANCE COMMITTEE REPORT

The role of the Audit & Finance Committee is to assist the Board in fulfilling its responsibility to oversee the Company's financial reporting process. Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP (Ernst & Young), the Company's independent auditor, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with applicable auditing standards. The Audit & Finance Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board. The Audit & Finance Committee met regularly with Ernst & Young and the head of internal audit, both privately and with management present, during 2017.

In fulfilling its oversight responsibilities, the Audit & Finance Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q.

In connection with its review of the Company's annual consolidated financial statements, the Audit & Finance Committee also discussed with Ernst & Young other matters required to be discussed with the auditor under Auditing Standard 1301, as modified or supplemented (communication with audit committees), and those addressed by Ernst & Young's written disclosures and its letter provided under the applicable requirements of the Public Company Accounting Oversight Board, as modified or supplemented (independence discussions with audit committees).

The Audit & Finance Committee is responsible for the engagement of the independent auditor and appointed Ernst & Young to serve in that capacity during 2017 and 2018. In that regard, the Audit & Finance Committee reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above.

Based on the reviews and discussions referred to above, the Audit & Finance Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2017 for filing with the SEC.

Respectfully submitted,

The Audit & Finance Committee

John Mulligan, *Chair*
Lloyd Dean
Margaret Georgiadis
Sheila Penrose

POLICY FOR PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Audit & Finance Committee has a policy for the pre-approval of all audit and permitted non-audit services to be provided to the Company by Ernst & Young. The Audit & Finance Committee may pre-approve engagements on a case-by-case basis or on a class basis if the relevant services are predictable and recurring.

Pre-approvals for classes of services are granted at the start of each fiscal year and are applicable for the year. In considering these pre-approvals, the Audit & Finance Committee reviews a description of the scope of services falling within each class and imposes budgetary estimates that are largely based on historical costs. Any audit or permitted non-audit service that is not included in an approved class, or for which total fees are expected to exceed the relevant budgetary estimate, must be pre-approved on an individual basis. Pre-approval of any individual engagement may be granted not more than one year before commencement of the relevant service. Pre-approvals of services that may be provided over a period of years must be reviewed for renewal each year.

The Chief Accounting Officer monitors services provided by Ernst & Young and overall compliance with the pre-approval policy. The Chief Accounting Officer reports periodically to the Audit & Finance Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any noncompliance with the pre-approval policy to the Chair of the Audit & Finance Committee.

In accordance with the policy, all services provided to the Company by Ernst & Young in 2017 and 2016 were pre-approved by the Audit & Finance Committee.

The policy is available on the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html.*

AUDITOR FEES AND SERVICES

The following table presents fees billed for professional services rendered for the audit of the Company's annual financial statements for 2017 and 2016 and fees paid for other services provided by Ernst & Young in those years:

(In millions)	2017	2016
Audit fees (1)	$10.5	$12.0
Audit-related fees (2)	0.3	1.7
Tax fees (3)	1.7	0.5
Total	$12.5	$14.2

(1) Fees for services associated with the annual audit (including internal control reporting), statutory audits required internationally, reviews of Quarterly Reports on Form 10-Q and accounting consultations. Reduction in audit fees for 2017 primarily relates to fewer international entities in audit scope as a result of the Company's refranchising initiatives.

(2) Fees for employee benefit plan audits and certain attestation services not required by statute or regulation. 2016 also includes audit-related fees associated with the Company's refranchising related initiatives.

(3) Primarily fees for tax advisory and compliance in the U.S. and various international markets. 2017 includes fees for expanded scope of tax compliance work.

The text of the shareholder proposals and supporting statements appear exactly as received by the Company unless otherwise noted. All statements contained in the shareholder proposals and supporting statements are the sole responsibility of the respective proponent(s). The shareholder proposals may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions. All website links included in the shareholder proposals, supporting statements and statements in opposition are not part of the Proxy Statement. The Board recommends a vote against all of the shareholder proposals based on the reasons set forth in the Board's statements in opposition following each shareholder proposal.

The name and share ownership of each proponent of a shareholder proposal is set forth below. The address of each proponent, and the name and share ownership of any co-filer, are available, and will be provided promptly, upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, 711 Jorie Boulevard, Oak Brook, IL 60523.

PROPOSAL 4

Item to be voted on:

Advisory vote on a shareholder proposal requesting the ability for shareholders to act by written consent

The Board recommends that you vote AGAINST this proposal.

Mr. John Chevedden has notified the Company that he intends to submit the following shareholder proposal at this year's Annual Shareholders' Meeting. As explained below, the Board recommends that you vote **AGAINST** this proposal. The proponent beneficially owns 50 shares of the Company's common stock, and there were 786,087,519 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

Proposal 4 – Shareholder Right to Act by Written Consent

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

In fact we now have a sad joke of a right to call a special meeting.

At McDonald's it would take 25% of shares and then all shares held for less than one continuous year would be disqualified. Thus in order to obtain the 25% requirement it could take the holders of 51% of McDonald's shares (minus perhaps 26% of shares that were held for less than one continuous year) to obtain the 25% that represented one-year of continuous holdings. In other words it would be somewhat absurd for 51% of shares to go to the extra shareholder trouble to initiate a meeting in which the same 51% of shares would be needed to take action.

Written consent won 41%-support at the 2016 McDonald's annual meeting. This 41%-support could have been higher (perhaps 45%) if small shareholders had the same access to independent corporate governance recommendations as large shareholders. Plus the 41%-support could have been still higher had the sad state of our right to call a special meeting been pointed out.


Please vote to improve director accountability to shareholders:
Shareholder Right to Act by Written Consent – Proposal 4


THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends voting **AGAINST** this advisory proposal requesting that the Company take steps to allow shareholders to act by written consent. After careful consideration, the Board continues to believe that the ability to act by written consent is neither necessary nor in our shareholders' best interests in light of the Company's existing strong governance structure and practices. Further, our shareholders have agreed with the Board and consistently expressed their opposition to this measure by rejecting similar proposals from the same proponent in 2014, 2015 and 2016.

We Are Committed to Strong and Evolving Corporate Governance Practices. The Board is committed to strong corporate governance practices that promote the rights of our shareholders and the accountability of our Board. Significantly, and as further discussed below, shareholders holding 25% of the outstanding shares of the Company's stock for at least one year may request a special meeting. The Company maintains other leading governance practices and policies, including:

- proxy access for Director candidates nominated by shareholders;
- separate Chairman and CEO roles;
- a majority voting standard in uncontested Director elections;
- the annual election of all Directors;
- an annual advisory vote to approve executive compensation;
- no supermajority voting provisions;
- no shareholder rights plan; and
- additional avenues for shareholder input, including:
  - the ability of shareholders to suggest Director nominees to the Board; and
  - mechanisms for shareholders to communicate directly with the full Board, the independent Directors and/or any individual Director.

Our Shareholders Have the Ability to Raise Matters and Act Outside of the Annual Meeting Cycle. The Board has demonstrated its commitment to active shareholder engagement and responsiveness to shareholder feedback. As detailed in this Proxy Statement, the Company maintains a comprehensive engagement program and reaches out to a wide variety of shareholders to learn their views. Recently, shareholders have been interested in discussing topics such as: the Company's business strategy and performance, Board and corporate governance matters, executive compensation, oversight of risk and strategy, and environmental, social and other sustainability matters.

Shareholders have other opportunities to raise matters for consideration. Beyond our shareholders' ability to present matters at annual meetings, shareholders that own at least 25% of the outstanding shares of the Company's common stock for at least one year have the ability to request that a special meeting be held. The Company's special meeting requirements, which were approved by our shareholders, strike an appropriate balance between providing shareholders with a meaningful ability to call a special meeting and protecting against a small minority of shareholders (including special interest investors and those who accumulate a short-term voting position through the borrowing of shares) using this mechanism for their own special interests.

These practices provide meaningful, year-round opportunities for shareholders to bring matters to the attention of the Company, the Board and other shareholders.

Our Current Governance Structure is Efficient and Protects McDonald's 1.9 Million Shareholders. The transparency and fairness of the annual or special meeting process supports all shareholders' interests and offers important protections and advantages that are absent from the written consent process. Specifically, the Company provides advance notice of the date, time and agenda for an annual or special meeting, so that *all* shareholders have a meaningful and structured opportunity to consider proposed actions and express their views. By contrast, written consent would allow a limited number of shareholders to act on significant matters without providing advance notice to all shareholders or engaging with the Company or the Board. Therefore, a written consent process could deprive many shareholders of the critical opportunity to assess, discuss, deliberate and vote on pending actions that may have important ramifications for both the Company and its shareholders.

In addition to disenfranchising shareholders, the written consent process could create substantial confusion and inefficiency for a widely-held public company like McDonald's, which has nearly 800 million shares currently outstanding and over 1.9 million shareholders. Under the proposal, multiple groups of shareholders would be able to solicit written consents at any time on a range of issues, some of which may be significant, and may raise duplicative or conflicting viewpoints. Such a piecemeal process would not permit orderly debates on the merits of proposed actions. Moreover, this disordered state of corporate affairs would impose significant administrative and financial burdens on the Company, while providing little or no corresponding benefit to shareholders.

In summary, the Board continues to believe that the Company's strong corporate governance practices, including the shareholders' ability to call a special meeting, robust set of shareholder rights and demonstrated responsiveness to shareholders, as well as the Company's extensive shareholder outreach program, provide the appropriate means to advance shareholders' interests without potentially disenfranchising some shareholders or creating confusion and significant administrative and financial burdens for the Company. These rights and practices allow the Board to oversee the Company's business and affairs for the benefit of all shareholders while avoiding the governance risk associated with the right to act by written consent. For these reasons, we believe the ability to act by written consent is neither necessary nor in the shareholders' best interests.

Vote

Voting recommendation:



The Board recommends that you vote AGAINST this proposal.

PROPOSAL 5

Item to be voted on:

Advisory vote on a shareholder proposal requesting a report on plastic straws

The Board recommends that you vote AGAINST this proposal.

Mr. Keith Schnip has notified the Company that he intends to submit the following shareholder proposal at this year's Annual Shareholders' Meeting. As explained below, the Board recommends that you vote **AGAINST** this proposal. The proponent beneficially owns 125 shares of the Company's common stock, and there were 786,087,519 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

RESOLVED: Shareholders request that McDonald's Corporation ("McDonald's") issue a report to shareholders, to be prepared at reasonable cost and omitting confidential and proprietary information, regarding the business risks associated with its continued use of plastic straws, and the company's efforts to develop and implement substitutes for plastic straws in its restaurants.

SUPPORTING STATEMENT:

A growing global consumer movement opposes the use of plastic straws because of their contribution to waste and deleterious impacts on marine life. McDonald's provides single-use plastic straws in its 36,000 restaurants in over 100 countries. The sustainability report of McDonald's says, "Our customers have told us that one of the most important environmental issues in our restaurants is waste and recycling. We agree that we must join together with our customers and crew to tackle this issue…"[1]

We believe that the continued use of plastic straws could put our company at a competitive disadvantage, and that shareholder value would be enhanced by the development of plans to phase out plastic straws.

A YouTube video of a plastic straw being removed from the nostril of a sea turtle has now been watched by over 15.8 million people.[2] This 2015 video and the prevalence of plastic straws in marine waste have spurred consumers in the United States, Canada and Europe to ask restaurants and concession vendors to be "straw free."[3]

According to the Plastic Pollution Coalition, approximately 1,800 restaurants and institutions have eliminated plastic straws. Two cities in California have banned plastic straws.[4] A ban on plastic straws will go into effect in Seattle, Washington in July 2018.[5] The 2017 documentary *STRAWS* narrated by actor Tim Robbins is contributing to the awareness among consumers of the damage inflicted by plastic straws. We believe our company has an opportunity to improve its brand by demonstrating leadership in the elimination of plastic straws.

We urge shareholders to support this proposal.

---

1   http://corporate.mcdonalds.com/mcd/sustainability/planet/minimizing-waste.html

2   https://youtu.be/4wH878t78bw

3   https://www.washingtonpost.com/national/health-science/a-campaign-to-eliminate-plastic-straws-is-sucking-in-thousands-of-converts/2017/06/24/d53f70cc-4c5a-11e7-9669-250d0b15f83b_story.html

4   http://www.ocregister.com/201/03/16/restricting-use-of-plastic-straws-the-latest-trend-to-clean-up-beaches-ocean/

5   https://www.seattletimes.com/seattle-news/the-last-straw-seattle-will-say-goodbye-to-plastic-straws-utensils-with-upcoming-ban/

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends voting **AGAINST** this proposal. The Board has carefully considered the proposal and, for the reasons described below, believes that the requested report is unnecessary, redundant to our current practices and initiatives, and has the potential for a diversion of resources with no corresponding benefit to the Company, our customers, and our shareholders, particularly in light of our ongoing packaging sustainability efforts and open and transparent reporting.

Strong Track Record on Packaging Sustainability. The Company is committed to policies and programs that minimize the environmental impact of McDonald's restaurants. The Company continues to work with suppliers and packaging specialists on packaging innovations (including straws) in order to reduce McDonald's sourcing footprint, reduce material volume where possible, design packaging to recapture the value of materials through recycling and reduce the costs and environmental impacts associated with its disposal. As packaging is key for quality and food safety, we continually research and test more environmentally friendly alternatives while balancing customers' preferences. McDonald's has a strong track record of progress in sustainability. Over the last several decades, we have collaborated with dozens of organizations to develop programs that create lasting change for society and our business. Our sustainability journey dates back over 25 years ago, when we partnered with the Environmental Defense Fund to reduce the environmental impact of our packaging. The success of this partnership provides a model that the Company uses to advance progress on numerous social and environmental issues. The Company has made significant progress on fiber-based packaging, which comprises 80% of total guest packaging. As of 2016, 64% of McDonald's fiber-based packaging comes from certified or recycled sources. As of 2017, 50% of all McDonald's guest packaging comes from renewable, recycled or certified sources.

Significant Goals for Sustainable Packaging and Recycling. Earlier this year, the Company announced goals to significantly improve packaging and reduce waste by 2025. Our packaging goal is that, by 2025, all of McDonald's guest packaging (including straws) will come from renewable, recycled or certified sources, with 100% of our fiber-based packaging to come from recycled or certified sources where no deforestation occurs by 2020. Regarding waste, the Company's goal is to offer recycling of certain guest packaging in all McDonald's restaurants by 2025. The Company understands that recycling infrastructure, regulations and consumer behaviors vary from city to city and country to country, but we plan to be part of the solution and help influence change. These new goals reflect insights from the last several years of our sustainability journey and are an important part of McDonald's commitment to use our Scale for Good to make changes our customers want and that will have a meaningful impact in the communities we serve. We are developing a process for measuring and tracking these sustainable packaging and recycling goals and will report on our progress and challenges.

Further information about these important sustainability efforts are available on the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/scale-for-good/packaging-and-recycling.html*.

Ongoing Efforts on Plastic Straws. We continue to work to find cost-effective, sustainable alternatives for plastic straws globally. In furtherance of our recently announced packaging and recycling goals as described above, the Company has formed a fast-action working group to explore ways to address the issue holistically and identify, research and pilot potential plastic straw substitutes. The working group includes employees from a number of global departments along with external packaging experts and suppliers. We recognize that there are many challenges to making progress on this important issue. These include operating in over 100 countries under many different laws and with varied customer preferences, seeking potential substitutes to plastic straws that will meet the Company's high quality and safety standards, and identifying appropriate approved suppliers that will be able to ensure a stable supply for McDonald's restaurants. However, we continue to explore a variety of alternatives to enhance the environmental stewardship of straws and continue to provide a great customer experience, and we are in the process of identifying restaurants and markets to pilot these initiatives. For example, we have adopted a compostable straw substitute in certain locations to meet local regulations as necessary.

Dialogue with Proponent. The Company has engaged in meaningful dialogue on this topic with the proponent's representative and has provided access to McDonald's subject matter experts to address questions and concerns. We have been transparent about our progress and the challenges associated with addressing this important issue. This dialogue has also focused on McDonald's continuing efforts to address these challenges in the best interests of our customers, suppliers and shareholders.

Therefore, in light of McDonald's ongoing sustainability efforts and transparent reporting, we believe that the request is unnecessary, redundant as to the Company's current practices and initiatives, and has the potential for a diversion of resources with no corresponding benefit to the Company, our customers and our shareholders.

Vote

Voting recommendation:



The Board recommends that you vote AGAINST this proposal.

PROPOSAL 6

Item to be voted on:

Advisory vote on a shareholder proposal requesting a report on charitable contributions

The Board recommends that you vote AGAINST this proposal.

Mr. John Harrington has notified the Company that he intends to submit the following shareholder proposal at this year's Annual Shareholders' Meeting. As explained below, the Board recommends that you vote **AGAINST** this proposal. The proponent beneficially owns 100 shares of the Company's common stock, and there were 786,087,519 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

RESOLVED, shareholders of **McDonald's Corporation** (the "Company") hereby request that the Board of Directors prepare and annually update a report to shareholders, at reasonable expense and excluding proprietary information, listing and analyzing charitable contributions during the prior year. The report should:

1. Identify organizational or individual recipients of donations, whether cash or in-kind, in excess of $500 and aggregate of smaller contributions by categories of recipients such as community organizations, schools, dietary organizations, medical groups, environmental, churches, etc.;

2. Identify areas of alignment and potential conflict between the Company's charitable contributions and the Company's key stated ambitions, values and mission as stated in its corporate social responsibility reports and SEC filings;

3. Include the Board's analysis of any risks to the Company's brand, reputation, or shareholder value posed by public controversies associated with contributions or any incongruencies with corporate values;

4. Include coherent criteria for assessing congruency and brand risk, such as identifying philanthropic areas or initiatives considered most germane to corporate values and types of donations that may be contrary to company values or reputation; and

5. Based on the above, evaluate and state justification for any identified incongruent activities.

Supporting Statement

Research by the Proponent uncovered charitable activities that may pose a risk to the Company's reputation and brand by undermining the Company's stated commitments.

Examples include:

- **McTeacher's Nights.** The Company's "Ambition" includes "using our reach to be a positive force" and being a "Good Neighbor" because we "champion happy, healthy kids."[1] Yet teachers' unions have stated that the Company's McTeacher's Nights program exploits the trust families place in schools to promote junk food to children, undermining teachers' efforts to teach students healthy habits. Other school programs have faced similar criticisms.
- **Sponsorship of health organizations.** The Company has made contributions to health-related organizations, including the American Academy of Pediatrics,[2] the California Dietetic Association,[3] and the Michigan Academy of Nutrition and Dietetics conference,[4] among others. Because of our company's association with foods high in fat, sugar and salt, a number of these contributions were criticized by Dieticians for Public Integrity and other observers, leading to detrimental media coverage for our Company.

As long-term shareholders of McDonald's Corporation, we believe the Board should ensure that Company practices minimize risk to reputation and brand. Thus, the Board should review charitable activities and disclose its analysis of deviations from congruency with company values and risks to shareholder value.[5] Vote yes if you agree with this view.

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends voting **AGAINST** this proposal requesting the Board publish an annual report identifying the Company's charitable contributions and providing a congruency analysis between its corporate values and those contributions. The Company has meaningful, efficient processes in place for corporate governance that guide and appropriately limit the manner of the Company's contributions and provide for oversight of charitable contributions at the management and Board levels. After careful review of this proposal, the Board has determined that providing the requested disclosures would incur unnecessary expense without providing any meaningful benefit to shareholders.

McDonald's Guidelines for Charitable Contributions. Giving back to local communities is one of our core values. While charitable initiatives vary from country to country, the Company is globally aligned around two main giving priorities: improving the lives of children and their families primarily through support of Ronald McDonald House Charities (as more fully described below) and strengthening communities by addressing local needs. The Company has in place global compliance guidelines for the approval of charitable contributions that are designed to ensure that corporate funds are allocated appropriately, and that contributions are aligned with the Company's giving priorities, core values and Brand image. In the case of significant charitable contributions, an internal review is conducted, and the contribution must be approved by one or more members of our executive team. Also, as part of its oversight responsibilities related to Brand trust, the Board's Sustainability & Corporate Responsibility Committee regularly reviews reports on the Company's charitable contributions and philanthropy initiatives. Accordingly, providing a detailed report including the amount of, and rationale behind, each individual contribution as requested by the

1   http://corporate.mcdonalds.com/mcd/our_company/our-ambition.html

2   http://web.archive.org/web/20131019182904/http://www.aapexperience.org/2013/onsiteprogram.pdf

3   http://www.shape.com/blogs/shape-your-life/mcdonalds-sponsors-nutrition-convention; http://www.motherjones.com/enviornment/2014/05/my-trip-mcdonalds-sponsored-nutritionist-convention

4   http://integritydietitians.org/2016/02/19/mcdonalds-sponsors-michigan-academy-of-nutrition-and-dietetics-conference/

5   http://well.blogs.nytimes.com/2015/08/09/coca-cola-funds-scientists-who-shift-blame-for-obesity-away-from-bad-diets/

proponent would serve no useful purpose because the Company already vets the congruency of charitable donations through its global compliance guidelines and provides information about its contributions to the Sustainability & Corporate Responsibility Committee for its review. The report would therefore cause the Company to incur the unnecessary burden and expense of administering a complicated global reporting system, without providing any real value to shareholders.

McDonald's Employee Matching Gift Program. For U.S.-based employees, the Company encourages individual giving by matching certain charitable contributions dollar for dollar (from a minimum donation of $50 up to $5,000 annually for most staff employees and $10,000 annually for officers and members of the Company's Board). The Company has established qualification criteria for determining the eligible not-for-profit organizations, which are designed to ensure that each matching contribution made by the Company will be consistent with the Company's core values and Brand image. The proposed cataloging and disclosure of these matching gift contributions as requested by the proponent would not be an efficient or appropriate use of the Company's resources, and, as stated above, would not provide any real value to shareholders because the existing program ensures that the Company's donations are going to organizations that are in line with the Company's giving priorities.

McDonald's Support of Ronald McDonald House Charities (RMHC). The Company is a founding mission partner of RMHC, whose mission is to create, find and support programs that directly impact the health and well-being of children. At its corporate headquarters and in markets around the world, the Company provides RMHC direct financial support and in-kind support through use of Company facilities and resources. Of equal importance, Company employees have provided countless hours of volunteer support, not only in physical service hours at local chapter programs but also through sharing knowledge and expertise in areas such as technology, accounting, marketing and law, all intended to help reduce administrative expenses for RMHC. We are proud to have supported the growth of RMHC from one Ronald McDonald House in 1974 to a network of nearly 290 chapters spanning over 64 countries and regions. Further information regarding our support of RMHC is available on the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/scale-for-good/our-people-and-communities/ronald-mcconald-house-charities.html*.

Given the nature and scope of the Company's giving programs and the strong governance surrounding charitable contributions as described above, the Board believes that the annual report and analysis requested by the proponent would incur cost without commensurate benefit to shareholders. In making this determination, the Board considered shareholders' responses to similar "congruency analysis" proposals related to corporate spending submitted by the same proponent in 2015, 2016 and 2017, which received declining support of only approximately 7.50%, 5.41% and 3.50% of the votes cast, respectively.

Vote | **Voting recommendation:**

The Board recommends that you vote AGAINST this proposal.

STOCK OWNERSHIP

DIRECTOR STOCK OWNERSHIP GUIDELINES AND STOCK OWNERSHIP AND RETENTION POLICY FOR SENIOR OFFICERS

The Company has established stock ownership guidelines for Directors, which are regularly reviewed by the Governance Committee. Under the guidelines, Directors should own Company stock at least equal in value to the lesser of (i) five times the annual cash Board retainer or (ii) 10,000 shares within five years of joining the Board (of which 1,000 shares should be owned within the first year of joining the Board). All Directors currently meet the guidelines. Directors are prohibited from entering into any hedging or pledging arrangement with respect to Company stock. The Company also imposes stock ownership and retention requirements on senior officers through its Executive Stock Ownership and Retention Policy. The requirements for senior officers are discussed in the Compensation Discussion and Analysis section, on page 52. The stock ownership guidelines for Directors and the Executive Stock Ownership and Retention Policy, and the policy with respect to hedging and pledging of Company Stock are available on the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers, Directors, persons who beneficially own more than 10% of our common stock and other persons required to file reports under Section 16(a) of the Exchange Act (Reporting Persons) must file reports with the SEC about their ownership of and transactions in our common stock and our securities related to our common stock. Reporting Persons must furnish us with copies of these reports. Based on our review of those reports provided to us and inquiries we have made, we believe that all Section 16(a) filing requirements applicable to these Reporting Persons were timely met during the year ended December 31, 2017.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2017:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group (1) 100 Vanguard Blvd. Malvern, PA 19355	58,026,867	7.27%
BlackRock, Inc. (2) 55 East 52nd Street New York, NY 10055	55,535,177	7.0%
State Street Corporation (3) One Lincoln Street Boston, MA 02111	40,773,446	5.11%

(1) Reflects shares deemed to be beneficially owned by The Vanguard Group, directly or through its subsidiaries, as of December 31, 2017, according to a statement on Schedule 13G/A filed with the SEC on February 9, 2018, which indicates that Vanguard, an investment adviser, has sole voting power with respect to 1,143,884 of the shares, shared voting power with respect to 196,857 of the shares, sole dispositive power with respect to 56,712,803 of the shares and shared dispositive power with respect to 1,314,064 of the shares. The Schedule 13G/A certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(2) Reflects shares deemed to be beneficially owned by BlackRock, Inc., directly or through its subsidiaries, as of December 31, 2017, according to a statement on Schedule 13G/A filed with the SEC on January 25, 2018, which indicates that BlackRock, a parent holding company, has sole voting power with respect to 47,689,072 shares and sole dispositive power with respect to all of the shares. The Schedule 13G/A certifies that the securities were acquired and are held in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(3) Reflects shares deemed to be beneficially owned by State Street Corporation, directly or through its subsidiaries, as of December 31, 2017, according to a statement on Schedule 13G filed with the SEC on February 14, 2018, which indicates that State Street, a parent holding company, has shared voting power and shared dispositive power with respect to all of the shares. The Schedule 13G certifies that the securities were acquired and are held in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and all Directors and executive officers as a group. Except as indicated below, information reflected in the following table is as of March 1, 2018. Directors and executive officers as a group owned (directly, indirectly and through benefit plans) less than one-percent of the Company's common stock:

Name	Common stock (1)(2)(3)(4)	Stock equivalents (5)	Total
Directors			
Lloyd Dean	0	4,406	4,406
Robert Eckert	5,000	54,470	59,470
Margaret Georgiadis	2,130	3,417	5,547
Enrique Hernandez, Jr.	2,000	75,413	77,413
Jeanne Jackson	1,666	67,132	68,798
Richard Lenny	2,288	31,119	33,407
John Mulligan	1,600	2,776	4,376
Sheila Penrose	3,000	23,721	26,721
John Rogers, Jr.	87,500	50,886	138,386
Miles White	5,000	13,637	18,637
Named executive officers			
Stephen Easterbrook	320,817	0	320,817
Kevin Ozan	156,644	2,455	159,099
Douglas Goare	183,822	5,981	189,803
Silvia Lagnado	47,089	4,227	51,316
Christopher Kempczinski	34,767	0	34,767
Gloria Santona(6)	176,745	0	176,745
All Directors and executive officers as a group (the Group) (23 persons)	1,403,393	351,274	1,754,666

(1) Includes unallocated shares held in the Company's 401k Plan as follows: Messrs. Goare: 156; Ozan: 27; and the Group: 207.

(2) Includes shares that could be purchased by exercise of stock options on or within 60 days after March 1, 2018 under the Company's equity plans as follows: Messrs. Easterbrook: 283,706; Ozan: 135,717; Goare: 150,715; and Kempczinski: 31,722; Ms. Lagnado: 32,643 and the Group: 1,081,139. Includes 113,801 shares for Ms. Santona that could be purchased by exercise of stock options on or within 60 days after the date last served with the Company. Includes shares subject to vesting on or within 60 days after March 1, 2018 under the Company's equity plan as follows: Messrs. Easterbrook: 34,312; Ozan: 6,177 and Goare: 7,206; Ms. Lagnado: 5,465 and the Group: 68,144.

(3) Directors and executive officers as a group have sole voting and investment power over shares of common stock listed in the above table except as follows: (i) shared voting and investment powers for shares held by Messrs. Hernandez: 2,000; Lenny: 2,288; Mulligan: 1,600; Ms. Georgiadis: 2,130; and (ii) for the benefit of children, shares held by Ms. Jackson: 492.

(4) For Mr. Rogers, includes 87,500 shares of common stock held in a margin account, which amount was pledged prior to the adoption of the Company's current policy with respect to hedging and pledging McDonald's stock.

(5) Includes common stock equivalent units credited under certain of the Company's retirement plans and the Directors' Plan, which are payable in cash.

(6) Amounts for Ms. Santona are as of March 3, 2017, when she retired from the Company.

TRANSACTIONS WITH RELATED PERSONS

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

The McDonald's System has over 37,000 restaurants worldwide, most of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and other products and services. The Board reviews and approves (or ratifies), as appropriate, transactions, relationships or arrangements in which the Company is a participant and that involve Directors, nominees for Director, executive officers, beneficial owners of more than 5% of our common stock, their immediate family members, including domestic partners, and companies in which they have a material interest.

The Board has a policy that sets out procedures for the reporting, review and ratification of related person transactions. The policy operates in conjunction with other aspects of the Company's compliance program, including a requirement that Directors and employees report any circumstances that may create or appear to create a conflict, regardless of the amount involved. Directors and executive officers must also confirm information about related person transactions, and management reviews its books and records and makes other inquiries as appropriate.

Under the policy, the Board evaluates related person transactions for purposes of recommending to the disinterested members of the Board whether or not the transactions are fair, reasonable and within Company policies and should be approved or ratified. Related person transactions involving Directors are reviewed by the Board at least annually.

The Board has considered certain types of potential related person transactions and pre-approved them as not presenting material conflicts of interest. Those transactions include (i) compensation paid to Directors and executive officers that has been approved by the Board or the Compensation Committee; (ii) Company contributions to Ronald McDonald House Charities, Inc. and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (iii) transactions in which the related person's interest arises solely from ownership of the Company's common stock and all holders of the common stock receive the same benefit on a pro-rata basis. The Board considers the appropriateness of any related person transaction not within the pre-approved classes in light of all relevant factors, including:

- the terms of the transaction and whether they are arm's-length and in the ordinary course of McDonald's business;
- the direct or indirect nature of the related person's interest in the transaction;
- the size and expected duration of the transaction; and
- other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

Related person transactions involving Directors are also subject to approval or ratification by the disinterested Directors when so required under Delaware law.

Since January 1, 2017, there were no reportable related person transactions, and there are currently no proposed transactions in excess of $120,000 in which the Company was or is to be a participant and in which any related person had or will have a direct or indirect material interest.

COMMUNICATIONS

OUR MOVE

We are moving our corporate headquarters in the second quarter of 2018 to a modern and progressive workplace in the heart of the West Loop of Chicago that will inspire, engage and energize employees and Hamburger University students alike. Our new address will be: 110 North Carpenter Street, Chicago, Illinois 60607. See below for important information on how our move will impact communications to the Company and notices in regards to the 2019 Annual Shareholders' Meeting.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS AND NON-MANAGEMENT DIRECTORS

Interested persons wishing to communicate directly with the Board or the non-management Directors, individually or as a group, may do so by sending written communications addressed to them by mail to Board of Directors of McDonald's Corporation, c/o Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928, or after June 1, 2018, to 110 North Carpenter Street, Chicago, IL 60607, or by e-mail at *bod@us.mcd.com*. Under the Board's policy for communications addressed to the Board, the Office of the Corporate Secretary collects mail and e-mail, forwards correspondence directed to an individual Director to that Director, and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate person. Communications to the Board, the non-management Directors or to any individual Director that relate to the Company's accounting, internal accounting controls or auditing matters are referred to the Chair of the Audit & Finance Committee.

CONSIDERATION OF DIRECTOR NOMINATIONS FOR THE 2019 ANNUAL SHAREHOLDERS' MEETING

SUGGESTIONS FOR DIRECTOR CANDIDATES NOMINATED BY THE BOARD

Shareholders can suggest Director candidates for consideration for nomination by the Board by mailing written suggestions to the Governance Committee, c/o Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928, or after June 1, 2018, to 110 North Carpenter Street, Chicago, IL 60607, or by e-mail to *corporatesecretary@us.mcd.com*. Shareholders should provide the candidate's name, biographical data, qualifications and the candidate's written consent to being named as a nominee in the Company's Proxy Statement and to serve as a Director, if elected.

DIRECTOR CANDIDATES NOMINATED BY A SHAREHOLDER

The Company's By-Laws permit shareholders to nominate Directors for election at an annual shareholders' meeting. A nominating shareholder must provide the information required by the By-Laws and give timely notice of the nomination to the Office of the Corporate Secretary in accordance with the By-Laws, and each nominee must meet the qualifications required by the By-Laws. For the 2019 Annual Shareholders' Meeting, notice of the nomination must be received by mail to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, 110 North Carpenter Street, Chicago, IL 60607, or by e-mail to *corporatesecretary@us.mcd.com*. Such information must be delivered on or after 5:00 p.m. Central Time on January 24, 2019 and on or before 5:00 p.m. Central Time on February 23, 2019.

For more information, see the Company's By-Laws, which are available on the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/certification-of-incorporation-and-by-laws.html.*

PROXY ACCESS CANDIDATES

The Company's By-Laws also provide that, under certain circumstances, a shareholder or group of shareholders may include Director candidates that they have nominated in the Company's Proxy Statement. These proxy access provisions of the By-Laws provide, among other things, that a shareholder or group of up to twenty shareholders seeking to include Director candidates in the Proxy Statement must own 3% or more of the Company's outstanding common stock continuously for at least the previous 3 years. The number of shareholder-nominated candidates appearing in any Proxy Statement cannot exceed the greater of two Directors and 20% of the number of Directors then serving on the Board. If 20% is not a whole number, the maximum number of shareholder-nominated candidates would be the closest whole number below 20%, and may be reduced under certain circumstances, as described in the By-Laws. The nominating shareholder or group of shareholders also must deliver the information required by the By-Laws and satisfy the other applicable requirements of the By-Laws, and each nominee must meet the qualifications required by the By-Laws.

Requests to include shareholder-nominated candidates in the Company's Proxy Statement for the 2019 Annual Shareholders' Meeting must be received by mail to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, 110 North Carpenter Street, Chicago, IL 60607 or by e-mail to *corporatesecretary@us.mcd.com*. Such information must be delivered on or after 5:00 p.m. Central Time on January 24, 2019 and on or before 5:00 p.m. Central Time on February 23, 2019.

For more information, see the Company's By-Laws, which are available on the Company's website at *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/certification-of-incorporation-and-by-laws.html.*

SHAREHOLDER PROPOSALS FOR INCLUSION IN NEXT YEAR'S PROXY STATEMENT

To be considered for inclusion in the Company's Proxy Statement for the 2019 Annual Shareholders' Meeting, shareholder proposals must be received by the Office of the Corporate Secretary no later than 5:00 p.m. Central Time on December 13, 2018. These proposals must be sent by mail to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, 110 North Carpenter Street, Chicago, IL 60607, or by e-mail to *corporatesecretary@us.mcd.com*. This notice requirement is in addition to the SEC's other requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement.

OTHER SHAREHOLDER PROPOSALS FOR PRESENTATION AT THE 2019 ANNUAL SHAREHOLDERS' MEETING

For any proposal not properly submitted for inclusion in the Proxy Statement for the 2019 Annual Shareholders' Meeting under SEC rules and that is sought to be presented directly from the floor of the 2019 Annual Shareholders' Meeting, the Company's By-Laws require that timely notice must be given in writing to the Office of the Corporate Secretary. To be timely, the notice must be delivered by mail to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, 110 North Carpenter Street, Chicago, IL 60607, or by e-mail to *corporatesecretary@us.mcd.com*. Such information must be delivered on or after 5:00 p.m. Central Time on January 24, 2019 and on or before 5:00 p.m. Central Time on February 23, 2019. The By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware law, and the proposal must satisfy certain other requirements set forth in the By-Laws.

QUESTIONS ABOUT THE ANNUAL SHAREHOLDERS' MEETING

WHAT IS INCLUDED IN THE PROXY MATERIALS?

The proxy materials for the 2018 Annual Shareholders' Meeting include the Notice of Annual Shareholders' Meeting, this Proxy Statement, and our Annual Report on Form 10-K. If you receive a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS?

The Company follows the SEC's "Notice and Access" rule. Most shareholders receive a notice of Internet availability of proxy materials (a Notice) in lieu of a paper copy of the Proxy Statement and our Annual Report on Form 10-K. The Notice provides instructions on how to access the proxy materials online, describes matters to be considered at the Annual Shareholders' Meeting and provides instructions on how to vote your shares. If you receive a Notice, you can request a paper copy of the proxy materials by following the instructions in the Notice.

WHAT IS THE RECORD DATE?

The Board of Directors set March 26, 2018 as the record date. Shareholders owning McDonald's common stock at the close of business on that date may vote at the 2018 Annual Shareholders' Meeting. On that date, there were 786,087,519 shares of common stock outstanding and approximately 1,900,000 shareholders of McDonald's common stock. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

WHAT ARE THE PROPOSALS TO BE VOTED ON, AND WHAT ARE THE VOTING STANDARDS?

Proposals	Board's Recommendation	Voting Standard	Effect of Abstentions and Broker Non-Votes
1. Election of 11 Directors named in the Proxy Statement, each for a one-year term expiring in 2019	**FOR** each nominee	Majority of votes cast	Abstentions and broker non-votes have no effect on the proposal
2. Advisory vote to approve executive compensation	**FOR**	Majority of votes represented at the meeting and entitled to vote thereon	Abstentions have the effect of a vote against the proposal; broker non-votes will have no effect on the proposal
3. Advisory vote to approve the appointment of Ernst & Young LLP as the independent auditor for 2018	**FOR**	Majority of votes represented at the meeting and entitled to vote thereon	Abstentions have the effect of a vote against the proposal; brokers may vote in their discretion on this proposal
4. – 6. Advisory votes on three shareholder proposals	**AGAINST** each shareholder proposal	Majority of votes represented at the meeting and entitled to vote thereon	Abstentions have the effect of a vote against the proposal; broker non-votes will have no effect on the proposal

Directors will be elected by a majority of votes cast, which means that a nominee is elected only if the votes cast for his or her election exceed the votes cast against his or her election (with abstentions and broker non-votes having no effect on the outcome of the election). Each of the incumbent Directors has tendered an irrevocable resignation that will be effective if (i) the nominee does not receive a majority of the votes cast and (ii) upon the recommendation of the Governance Committee, the Board accepts the resignation following the meeting.

With respect to the advisory vote to approve executive compensation, the advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2018, and the advisory votes on each of the shareholder proposals, shareholders may (i) vote in favor; (ii) vote against; or (iii) abstain from voting. Under the Company's By-Laws, to be approved, these proposals must receive the affirmative vote of a majority of the voting power of the shares represented at the Annual Shareholders' Meeting and entitled to vote thereon. Under the By-Laws, if any of these proposals receives the affirmative vote of a majority of the voting power of the shares represented at the Annual Shareholders' Meeting and entitled to vote thereon, it will be deemed to be approved by the shareholders.

Broadridge Financial Solutions, Inc. (Broadridge), our independent inspector of election, will treat abstentions on any one or more of the proposals submitted for shareholder action as shares present for purposes of determining a quorum, but an abstention on any proposal (other than Director elections) will have the effect of a vote against approval of that proposal.

HOW CAN I VOTE BEFORE THE ANNUAL SHAREHOLDERS' MEETING?

Most shareholders have a choice of voting before the Annual Shareholders' Meeting by proxy over the Internet, by telephone, by tablet or smartphone by scanning a QR code, or by using a traditional proxy card or voting instruction form. Refer to the Notice or your proxy card or voting instruction form to see which options are available to you and how to use them. The Internet, telephone and tablet or smartphone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

CAN I VOTE AT THE ANNUAL SHAREHOLDERS' MEETING?

Ballots will be available for shareholders to vote at the Annual Shareholders' Meeting. Shareholders who listen to the audiocast will not be able to vote their shares unless they vote by proxy before the Annual Shareholders' Meeting.

HOW CAN I ATTEND THE ANNUAL SHAREHOLDERS' MEETING?

If you plan to attend the Annual Shareholders' Meeting in person, you must pre-register with McDonald's Shareholder Services in advance. See page 86 for information about the location and how to pre-register. You can listen to a live audiocast of the Annual Shareholders' Meeting at *www.investor.mcdonalds.com* by clicking on the appropriate link. The audiocast will be available for a limited time after the meeting.

WHAT IS A QUORUM?

A quorum will be present if the holders of a majority of the shares of common stock entitled to vote are present in person or represented by proxy at the Annual Shareholders' Meeting. Broadridge will determine whether or not a quorum is present.

HOW ARE VOTES TABULATED?

All votes cast at the Annual Shareholders' Meeting will be tabulated by Broadridge.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A REGISTERED SHAREHOLDER OR A BENEFICIAL HOLDER?

If your shares are registered directly in your name with our transfer agent, Computershare, you are considered a registered shareholder with respect to those shares. If you hold your shares through an intermediary, such as a bank or broker, you are considered the beneficial holder of those shares.

WHAT IF I AM A REGISTERED SHAREHOLDER AND DO NOT SPECIFY A CHOICE WHEN RETURNING A PROXY?

All valid proxies properly executed and received by the Company before the Annual Shareholders' Meeting will be voted as directed by shareholders. Registered shareholders who submit an executed proxy, but do not specify how they want their shares voted, will have their shares voted as follows:

- FOR the election of all of the Board's nominees for Director as set forth under Election of Directors;
- FOR the approval, on an advisory basis, of executive compensation;
- FOR the approval, on an advisory basis, of the appointment of Ernst & Young LLP as independent auditor for 2018; and
- AGAINST all shareholder proposals.

WHAT IF I AM A BENEFICIAL HOLDER AND DO NOT GIVE INSTRUCTIONS ON HOW TO VOTE?

Each intermediary is subject to certain NYSE rules regarding voting and votes according to its own procedures. Under NYSE rules, the proposal to approve the appointment of independent auditors is considered a discretionary item. This means that brokerage firms may vote in their discretion on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting. In contrast, all of the other proposals set forth in this Proxy Statement are non-discretionary items. Brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals. These broker non-votes will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals. Broker non-votes with respect to any proposal will be treated as shares present for purposes of determining a quorum at the Annual Shareholders' Meeting.

WHAT IF I WANT TO CHANGE MY VOTE?

Registered shareholders may revoke their proxy and change their vote at any time before the Annual Shareholders' Meeting by submitting written notice to the Corporate Secretary, by submitting a later dated and properly executed proxy (by Internet, tablet, smartphone, telephone or mail) or by voting in person at the Annual Shareholders' Meeting. Beneficial holders may change or revoke their voting instructions by providing instructions again through the means specified on their voting instruction form (with most having the option of doing so by Internet, tablet, smartphone, telephone or mail).

ARE VOTES CONFIDENTIAL?

Our policy is to protect the confidentiality of shareholder votes. Throughout the voting process, votes will not be disclosed to the Company, its Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (i) a proxy solicitation is contested or (ii) you authorize disclosure. The inspector of election has been and will remain independent. Nothing in this policy prohibits you from disclosing the nature of your vote to the Company, its Directors, officers or employees, or impairs voluntary communication between you and the Company; nor does this prevent the Company from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.

HOW ARE PROXIES SOLICITED, AND WHAT IS THE COST?

The Company will provide the Notice, electronic delivery of the proxy materials or mailing of the 2018 Proxy Statement, the 2017 Annual Report on Form 10-K and a proxy card to shareholders beginning on or about April 12, 2018, in connection with the solicitation of proxies by the Board of Directors on the Company's behalf to be used at the Annual Shareholders' Meeting. The Company will pay the cost of soliciting proxies. The Company has retained Kingsdale Advisors for certain advisory and solicitation services at a fee of approximately $70,000. Proxies also may be solicited on the Company's behalf by employees and Directors of the Company by mail, telephone, facsimile, e-mail or in person.

HOW CAN I VIEW OR REQUEST COPIES OF THE COMPANY'S CORPORATE DOCUMENTS AND SEC FILINGS?

Shareholders may access financial and other information on the investor section of the Company's website at *www.investor.mcdonalds.com*. Also available on the Company's website or upon request, free of charge, are copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Also posted on McDonald's website are the Company's Corporate Governance Principles; the Board's Committee Charters; the Standards on Director Independence; the Standards of Business Conduct, which apply to all officers and employees; the Code of Conduct for the Board of Directors; the Policy for Pre-Approval of Audit and Non-Audit Services Provided by External Audit Firm; the Political Contribution Policy and our Certificate of Incorporation and By-Laws. Copies of these documents and other information are also available free of charge by calling 1-800-228-9623 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, 711 Jorie Boulevard, Oak Brook, IL 60523.

WHAT IS HOUSEHOLDING?

Shareholders who share the same last name and address will receive one package containing a separate Notice for each individual shareholder at that address. Shareholders who have elected to receive paper copies and who share the same last name and address will receive only one set of the Company's Annual Report on Form 10-K and Proxy Statement, unless they have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

If you hold McDonald's stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice and receive prompt delivery of a separate copy of the materials by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 from other countries, or by writing to McDonald's Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. If you would like to opt out of this practice and you are a beneficial holder, please contact your bank or broker.

If you are receiving multiple copies of proxy materials at your household and would prefer to receive a single copy of these materials, please contact McDonald's Shareholder Services c/o Computershare at the above numbers or address. If you are a beneficial holder, please contact your bank or broker.

INFORMATION ABOUT THE ANNUAL SHAREHOLDERS' MEETING

Time and date: 9:00 a.m. Central Time on Thursday, May 24, 2018

Place: The Hyatt Lodge, The Prairie Ballroom, 2815 Jorie Boulevard, Oak Brook, Illinois 60523

Directions: For directions, please see *www.investor.mcdonalds.com*. Very limited parking is available.

Audiocast: To listen to the live audiocast of the Annual Shareholders' Meeting, go to *www.investor.mcdonalds.com* on May 24, 2018 just prior to 9:00 a.m. Central Time and click on the appropriate link. The audiocast will be available for a limited time after the meeting.

Attending in person: You must pre-register to attend the Annual Shareholders' Meeting in person. See below for important information and the required pre-registration form, which, together with proof of ownership, must be submitted between April 20, 2018 and May 10, 2018.

PRE-REGISTRATION AND ADMISSION POLICY

As seating in the Prairie Ballroom is very limited, we encourage shareholders to listen to the meeting via the live audiocast. Only shareholders and duly appointed proxyholders with a valid confirmation letter may attend the meeting in person. To request to attend the meeting, please send the pre-registration form and proof of share ownership to McDonald's Shareholder Services by U.S. mail or e-mail as described below.

- A registered shareholder (i.e., shares held through McDonald's transfer agent, Computershare), may request a ticket to attend the meeting by sending the completed form on page 87 **and** proof of share ownership, such as a copy of the meeting notice or the proxy card, by U.S. mail or by scanning and attaching the documents to an e-mail.
- If shares are held through an intermediary, such as a bank or broker, send the completed form on page 87 **and** proof of share ownership, such as a copy of your meeting notice, the voting instruction form or a brokerage statement reflecting the same name and McDonald's holdings (as of the meeting record date of March 26, 2018), by U.S. mail or by scanning and attaching the documents to an e-mail. Requesting a legal proxy from an intermediary does not constitute pre-registering with McDonald's. Anyone who wishes to attend the meeting must pre-register directly with McDonald's.
- A duly appointed proxy for a shareholder must send the completed form on page 87, proof of proxy power **and** proof of share ownership (as of the meeting record date of March 26, 2018) for the shareholder for whom he/she is a proxy, by U.S. mail or by scanning and attaching the documents to an e-mail.
- Shareholders holding shares in a joint account may request tickets to the meeting if they provide proof of joint ownership and both shareholders follow the pre-registration and admission requirements described above.

Requests for tickets must be sent by e-mail to *shareholder.services@us.mcd.com* or by U.S. mail to McDonald's Corporation, Shareholder Services, Department 720, 711 Jorie Boulevard, Oak Brook, IL 60523 between April 20, 2018 and May 10, 2018. Requests for tickets must be received no later than 5:00 p.m. Central Time on May 10, 2018.

All attendees must pre-register for the meeting. Preference will be given to shareholders, followed by proxyholders' requests to the extent space remains. If space is available, confirmation letters will be sent after May 10, 2018. A government-issued photo identification, as well as the confirmation letter, must be shown at the meeting registration desk. Overflow rooms will not be available to view the meeting. Appropriate attire is required, and costumes are not permitted. To accommodate as many shareholders as possible, we will not be able to allow non-shareholder guests to attend the meeting in person. If space is not available when pre-registration materials are received, you will be notified that space is no longer available for the meeting. Please contact McDonald's Shareholder Services in advance at 1-630-623-7428 if you require special assistance on the day of the meeting. *Due to space constraints and other considerations, only those persons with confirmation letters will be allowed to attend the meeting.*

The registration desk will open at 8:00 a.m. Central Time on May 24, 2018.

Pre-registration form for 2018 Annual Shareholders' Meeting of McDonald's Corporation

I am a shareholder (or duly appointed proxy for a shareholder) of McDonald's Corporation and I request to attend the Annual Shareholders' Meeting to be held on May 24, 2018.

Name (please print)   *Phone*

Address   *City*   *State*   *Zip*

- Space is limited. Preference will be given to shareholders, followed by proxyholders' requests to the extent space remains.
- All shareholders and proxyholders must provide proof of share ownership as of the record date of March 26, 2018 that meets the requirements set forth in the Pre-Registration and Admission Policy.
- To avoid delay in the receipt of a confirmation letter, please do not return this form with a proxy card or mail it in the business envelope received with the proxy materials.

This form and proof of share ownership must be returned by e-mail to *shareholder.services@us.mcd.com* or by mail to McDonald's Corporation, Shareholder Services, Department 720, 711 Jorie Boulevard, Oak Brook, IL 60523 beginning April 20, 2018 and no later than 5:00 p.m. Central Time on May 10, 2018.



Prepared by www.argyle.company

MCD15-4858